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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                   AMENDMENT NO. 1
                                          to
                                     FORM 10-SB/A

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                   BUSINESS ISSUERS

                          Under Section 12(b) or (g) or the
                           Securities Exchange Act of 1934

                          Commission file number: 001-13749

                               Columbia Capital Corp.
                ----------------------------------------------------
               (Exact Name of Registrant as Specified in its Charter)

            Delaware                                 11-3210792
     ------------------------            ---------------------------------
     (State of Incorporation)           (I.R.S. Employer Identification No.)


 2701 West Oakland Park Boulevard, Second Floor, Fort Lauderdale, Florida 33311
 ------------------------------------------------------------------------------
                      (Address of Executive Offices)(Zip Code)

                  3020 N. W. 33rd Ave., Fort. Lauderdale, Fla. 33311
                  --------------------------------------------------
                  (Former Address of Executive Offices and Zip Code)

                     Registrant's Telephone Number (954) 453-3170

                                   with copies to:

                                 Matthias & Berg LLP
                                Jeffrey P. Berg, Esq.
                          1990 South Bundy Drive, Suite 790
                            Los Angeles, California 90025
                                    (310) 820-0083

          Securities to be registered pursuant to Section 12(b) of the Act:

                                                     Name of each exchange on
          Title of each class                        which each class is to be
          to be so registered                                registered
          -------------------                        -------------------------
                 None                                          None

          Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $0.001 (US) par value per share
           ----------------------------------------------------------------
                                   (Title of Class)


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     THIS REGISTRATION STATEMENT ON FORM 10-SB/A (THE "REGISTRATION STATEMENT")
MAY BE DEEMED TO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "REFORM ACT"). FORWARD-LOOKING STATEMENTS IN THIS REGISTRATION STATEMENT OR HEREAFTER INCLUDED IN OTHER PUBLICLY AVAILABLE DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), REPORTS TO THE COMPANY'S STOCKHOLDERS AND OTHER PUBLICLY AVAILABLE STATEMENTS ISSUED OR RELEASED BY THE COMPANY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE THE COMPANY'S ACTUAL RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS TO DIFFER FROM THE FUTURE RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FUTURE RESULTS ARE BASED UPON MANAGEMENT'S BEST ESTIMATES BASED UPON CURRENT CONDITIONS AND THE MOST RECENT RESULTS OF OPERATIONS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS SET FORTH HEREIN, EACH OF WHICH COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS AND THE ACCURACY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of the Registration Statement on Form 10-SB filed with the Commission on December 30, 1997, as set forth in the pages attached hereto:


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                                        PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

     The following should be read in conjunction with the Consolidated Financial Statements and the pro forma Consolidated Financial Statement of Columbia Capital Corp., a Delaware corporation and the related notes thereto, contained elsewhere in this Registration Statement. This Registration Statement contains forward-looking statements which involve risks and uncertainties. Actual results may differ significantly from the results discussed in the forward-looking statements.

     Columbia Capital Corp., a Delaware corporation ("Columbia"), operates through its wholly-owned subsidiary, First Independent Computers, Inc., a Texas corporation ("FICI"), which is a multi-faceted information service organization. Unless stated otherwise, Columbia and FICI shall hereinafter be referred to as the "Company."

     The Company provides: (i) credit and debit card services; (ii) banking and financial services; and (iii) document management and distribution services. The services the Company provides to most of its customers serve as a link between consumers, merchants and financial institutions by capturing the initial transaction at the point of sale, giving the merchant credit for that transaction, posting the transaction to the financial institution's accounts receivable and general ledger and ultimately placing the transaction on the customer's statement.

     The Company concentrates on a niche market consisting of small to medium-sized accounts that have not achieved adequate economies of scale to operate their own in-house programs and systems. In addition, the Company seeks strategic alliances with appropriate size banks, thrifts, credit unions, insurance companies, merchants, utilities, government agencies and other service companies whose success depends upon successful data management. See "Description of Business - The Company's Business."

     In an information-based economy, the critical common denominator of transaction and data processing is spurring alliances between data processors and previously non-associative businesses, such as health care service organizations, utility providers, travel and tourism organizations and Internet merchandising companies. The Company can provide these services from a central location through a standard, common and economical on-line interface to each of its customer's principal offices as if they were located within the same building as the Company. This seamless and easy-to-use interface gives the customer instantaneous access to the information needed to properly manage and direct those services offered by the Company. This situation represents an opportunity for growth in demand for the Company's products and services. However, no assurance to this effect can be given. See "Description of Business-Sales and Marketing" and "Description of Business-Competition."

     The industry in which the Company competes is highly fragmented. The Company believes that with its vast range of services and the Year 2000 compliance issues facing prospective customers, those banking and financial institutions looking for a new and compliant solution will begin to migrate from their in-house solutions to companies on an outsource basis. Management of the Company believes that to succeed in competing for customers in its industry segments the Company's factors for success are its capabilities, quality of service, price, reputation and, in some cases, convenience of location to the client. See "Description of Business-Year 2000 Dilemma and Compliance."


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HISTORY OF THE COMPANY

     Columbia was organized under the laws of the State of Delaware on February 5, 1993, for the purpose of creating an entity to obtain capital and to seek out, investigate and acquire interests in products and businesses with the potential for profit. At inception, Columbia's business plan was to seek investments and to form wholly-owned subsidiaries and distribute their securities to Columbia's shareholders in an attempt to diversify the potential acquisitions which could be made on behalf of Columbia's shareholders. Columbia subsequently abandoned this business plan. In connection with its organization, Columbia issued an aggregate of 2,175,000 shares of restricted Common Stock to its original officers and directors for $12,500. In 1993, Columbia completed a private offering of 325,000 shares of Common Stock at an offering price of $0.20 per share, from which Columbia realized gross proceeds of $65,000.

     On February 28, 1997, Columbia determined that its two subsidiaries, Central Capital Corp., and Hudson Resources, Inc., had no value and would hinder Columbia's plans for acquisition. Therefore, the shares of the two subsidiaries were sold for $1,361, to Lynn Dixon, Columbia's then principal shareholder. See "Item 7 - Certain Relationships and Related Transactions."

     FICI started operations in 1968 as Data Processing Center ("DPC"), which was a division of First State Bank of Abilene and was in the business of processing the financial records for several Abilene area banks, on an outsource basis ("Outsourcing"). On October 21, 1983, DPC was incorporated in the State of Texas; it changed its name to First Independent Computers, Inc. and became a subsidiary of First Independent Bank Shares, Inc., the holding company of First State Bank of Abilene, Texas ("SSI"). On September 11, 1987, all of the common stock of FICI was sold to CCS Technologies, Inc. ("CCS") of Orlando, Florida.
On January 4, 1989, all of the common stock of FICI was sold by CCS to Affiliated Computer Services, Inc. ("ACS") of Dallas, Texas. On February 14, 1991, all of the common stock of FICI was sold by ACS to a private group of investors in Abilene, Texas. On May 31, 1994, all of the common stock of FICI was sold by the private investor group back to SSI. FICI changed its business services to those currently offered in or about April, 1994.

     On April 28, 1997, all of the common stock of FICI (the "FICI Common Stock") was sold by SSI to Glenn M. Gallant ("Gallant") and Douglas R. Baetz ("Baetz") for $1,600,000 in cash. SSI is a party unaffiliated with Messrs. Baetz and Gallant. Messrs. Baetz and Gallant are, as of the date of this Registration Statement, both directors and principal shareholders of the Company. See "Item 4 - Security Ownership of Certain Beneficial Owners and Management" and "Item 7 - Certain Relationships and Related Transactions."

     On September 23, 1997, Columbia acquired all of the FICI Common Stock (the "Acquisition") from Messrs. Baetz and Gallant. Pursuant to the terms of the agreement of acquisition of the FICI Common Stock (the "Stock Purchase Agreement") Messrs. Gallant and Baetz received 10,631,250 shares, par value $0.001 per share of the common stock of Columbia (the "Common Stock") (after Columbia effectuated a 1 for 2 reverse stock split of its common stock) in exchange for the FICI Common Stock, which represented approximately 85% of Columbia's then issued and outstanding Common Stock. In connection with the purchase of the FICI common stock by the Company, 618,750 shares of Common Stock were issued by the Company to Baytree Associates, Inc. ("Baytree"), which is not an affiliate of Messrs. Baetz and Gallant, as a fee for services rendered to the Company for arranging the transactions which were the subject of the Stock Purchase Agreement. See "Item 7 - Certain Relationships and Related Transactions."

THE COMPANY'S BUSINESS

     The Company engages in the financial services business and provides: (i) credit and debit card services; (ii) banking and financial services; and (iii) document management and distribution services. The Company provides, to most of its customers, in connection with the three areas of services listed above, a link between


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consumers, merchants and financial institutions by capturing the initial transaction at the point of sale, giving the merchant credit for that transaction, posting the transaction to the financial institutions accounts receivables and general ledger and ultimately placing the transaction on the customer's statement.

     According to The Nilson Report of March, 1998, as the world is rapidly moving toward electronic information processing, annual credit and debit card purchases in the United States have reached the $1 trillion mark. The combination of growth in the number of transactions and the continuing general trend toward Outsourcing data processing functions directly benefits the Company. Outsourcing involves having a third party contractor perform a variety of services or tasks, such as those provided by the Company to the issuer of the credit and debit card. This trend is anticipated by management of the Company to remain a source of increased business in the future. However, no assurance to this effect can be given. The use of Outsourcing is expected by management to continue and accelerate as a trend. However, no assurance to this effect can be given. See "Description of Business-Sales and Marketing," "Description of Business-Competition" and "Description of Business-Risk Factors."

     HARDWARE AND SOFTWARE UPGRADING

     Since the practical beginning of electronic data management, the Company's wholly-owned subsidiary FICI has been actively involved in the development of the data processing industry and in the testing and research of software products in connection with such industry. The Company has a policy of hardware and software upgrade and acquisition has been pursued in order to facilitate the efficient processing required by the expansion of its credit card service business. With the continued upgrade of equipment and software, management of the Company believes that the Company has the capability to handle its recent and significant growth in the number of credit card processing transactions, as well as the further anticipated increase in volume of credit card processing transactions, which are expected to occur during fiscal year 1998. However, no assurance to this effect can be given.

     Further, as of December 30, 1997, the Company completed restructuring of its prices and fees charged for financial data processing and customer service. This restructuring brings the Company's fees in line with the industry standard of approximately $2.00 per account per month for financial data processing and $3.00 per account per month for customer service. See "Description of Business-Credit and Debit Card Services," "Item 2 - Management's Discussion and Analysis or Plan of Operations" and "Item 7 - Certain Relationships and Related Transactions."

     Steps taken by the Company to insure that it will be able to provide the efficient processing required by the expansion of the credit card service business, include the recent installation of significant additional equipment necessary to the operation of a full-service credit card transaction processing company. The Company entered into a mainframe computer lease with IBM for 36 months, starting in October, 1997. The Company further upgraded its mainframe computer CPU again in March, 1998 for its anticipated growth in business. The latest upgrade was accomplished pursuant to the existing IBM lease, on a co-terminus basis. The Company was able to accomplish this increase in computing capacity with IBM by depositing an aggregate of $500,000 in the form of certificates of deposit, $200,000 of which was drawn from a line of credit (the "Line of Credit") supplied to the Company by Century Financial Group, Inc. ("Century"), an affiliate of Messrs. Baetz and Gallant, who are both directors and the principal shareholders of the Company and who own all of the equity securities of Century. The Company has licensed numerous software programs, from unaffiliated third parties, to implement its business using its hardware, both owned and leased and such new banking software systems have been installed. See "Description of Business-The Company's Business," "Description of Business-Year 2000 Dilemma and Compliance" and "Item 7 - Certain Relationships and Related Transactions."


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     YEAR 2000 DILEMMA AND COMPLIANCE

     One of the major challenges facing the consumer financial data processing services industry is the problem of Year 2000 compliance. The Year 2000 dilemma deals with the underlying fact that many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the 21st century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 dilemma affects virtually all companies and organizations, including the Company.

     The philosophy and practice regarding upgrades of equipment and software, in the opinion of management of the Company, allows the Company to offer a meaningful alternative to existing and prospective customers as an outsource, rather than such customers' attempting to perform these tasks in-house. Management feels that an additional opportunity to bring in bank processing customers exists by providing a solution to the Year 2000 dilemma. The Company's new banking software is certified and fully Year 2000 compliant and, therefore, a solution for banks facing this processing crisis. However, no assurance to this effect can be given. See "Description of Business-Sales and Marketing" and "Description of Business-Competition."

     Prospective and existing customers must comply with numerous required regulatory mandates and are faced with the Year 2000 dilemma. These mandates include: regulatory exams and audits supervised by the Federal Deposit Insurance Corporation ("FDIC"), Office of the Comptroller of the Currency of the United States (the "OCC") and other state regulatory agencies, external audits by independent third party auditors, proper disaster recovery planning and testing, installation of proper procedures and controls, insurance that key personnel are properly backed up so that reliance on key individuals for services are not interrupted and a host of other issues. The removal of these overhead burdens from the Company's existing and prospective customers, is a significant marketing opportunity for the Company. See "Description of Business-Sales and Marketing," "Description of Business-Competition" and "Description of Business-Regulation of the Company's Business."

     Over the past few years, the Company has attempted to actively address the Year 2000 dilemma. The Company has had in place a project plan (the "Plan") and project team reviewing all hardware and software, as necessary. The Company has already made much of the investment needed to address the Year 2000 dilemma. As of the date of this Registration Statement the cost to: (i) acquire, install and implement these new software systems has been an aggregate of $162,000; and (ii) acquire new hardware has been $5,000. See "Description of Business-Hardware and Software Upgrading." The Company has also instituted policies and procedures that require all new hardware and software acquired or licensed by the Company to be Year 2000 compliant. As of the date of this Registration Statement, all hardware is expected to be Year 2000 compliant by the fourth quarter of 1998. It is management's opinion that any remaining Year 2000 issues are not significant and should be able to be funded through normal operating revenue and income.
The Company estimates that until the Company has completed implementation of the Plan, the Company anticipates expending an additional $207,000, which is estimated to include $48,000 in software, $9,000 in new hardware and $150,000 on other aspects of the implementation of the Plan. During the twelve months following the date of this Registration Statement, the Company expects to expend an additional $250,000 for capital expenditures to address the Plan. The anticipated source of the funds for such expenditures is expected to be working capital generated from operations of the Company. However, no assurance can be given that the goals for the Plan can be achieved and if achieved, that the amount necessary to achieve such goals will be limited to the amounts set forth above or that the amounts will be generated from operations. See "Item 2 - Management's Discussion and Analysis or Plan of Operation."

     Specifically, to address this problem the Company has installed newly acquired banking software systems, licensed from The Kirchman Corporation, an unaffiliated third party ("Kirchman"), that provides a solution to the Year 2000 dilemma. The Company's new banking software is certified by Kirchman as fully


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Year 2000 compliant, and, therefore, a solution for other companies which are facing the need to solve this impending crisis. These software upgrades are system and application functional upgrades. However, no assurance can be given that all Year 2000 issues have been solved by the acquisition of this software.


     CREDIT AND DEBIT CARD SERVICES.

     FICI provides a full range of card processing services for approximately sixteen customers which consist of nine banks, three retailers and four financial service organizations that do not operate their own in-house programs and systems. PaySYS International Inc., ("PaySYS") has licensed the Company to use its software known as CardPac-C- and VisionPLUS-C-, which addresses every activity associated with credit card transaction processing. These software packages provide specialized applications for customer credit, merchant processing, credit bureau application processing, customer service, special interchange processing, authorizations, transaction processing and collections. In addition, FICI provides custom programming services on the licensed application software for processing requirements that are unique to a customer's business. The Company works closely with its customers to be a total solutions provider. In providing a full range of credit card processing services, the Company supports comprehensive card programs, including bankcard issuing and acquiring (merchant services), co-branded, debit card, corporate card and private label programs. The services include application processing, customer service support, remittance processing, card embossing and production, chargeback processing, billing and statement preparation, mail processing, detailed reporting, account collections on behalf of its customers and merchant services.

     The Company has entered into multi-year agreements with most of its customers. For the year ended December 31, 1997, BestBank of Colorado (- "BestBank"), an unaffiliated third party which had a preexisting business relationship with Messrs. Baetz and Gallant, accounted for 30%, Security State Bank ("SSB"), a former affiliate of FICI, accounted for 27% and Pride Refining Inc. ("Pride"), an unaffiliated third party, accounted for 16%, of 1997 gross revenues. For the five month period ended May 31, 1998, BestBank accounted for 79%, Security State Bank accounted for 12% and Pride accounted for 4% of gross revenue for such five month period. On May 8, 1998 the Company entered into an agreement with Peak Card Management ("Peak"), an unaffiliated third party, to service their credit and debit cards and merchant processing. It is estimated by the Company that revenues to be derived from this agreement will aggregate $1,250,000 for the balance of the fiscal year ended December 31, 1998 and $2,500,000 for the fiscal years 1999 and 2000. However, no assurance to this effect can be given. The loss of any of these customers could have a material adverse effect upon the business of the Company.

     Agreements between the Company and its customers provide that the Company will perform data processing in order to provide to its customers computer programming and other services in connection with the Company's programs with MasterCard International, Inc. ("MasterCard"), Visa U.S.A., Inc. ("VISA") and private label credit card operations. These agreements terminate at various times during the period from May, 1998 through July 31, 2005, but automatically renew for an unlimited number of successive years, unless notice of termination is given by either party no less then 180 days prior to a designated termination date.

     During the year ended December 31, 1997, the Company's agreement with Clark Refining, Inc. ("Clark"), an unaffiliated third party, expired and has not been renewed. For the fiscal years ended December 31, 1996 and 1997 the revenue derived by the Company from Clark was approximately $1,335,914 or 32% and $530,224 or 11%, respectively. Further, SSB has been acquired since the beginning of this fiscal year by a company that has its own data processing operations. Management of the Company anticipates that the Company will retain SSB's credit card and certain other processing business. However, no assurance to this effect can be given. Management anticipates a loss of a portion of the business of SSB, which loss is estimated by management to amount to approximately $500,000 in annual revenue for fiscal year 1998. However, no assurance can be given to this effect. Furthermore, revenues from Pride, were $715,500 for the twelve months ended December 31, 1997 as compared to $804,000 for the twelve months ended December 31, 1996. This


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represented a decrease of 11% during 1997.  This revenue decrease was due to a decision of the management of Pride to take their computer processing activities in-house. This removal of processing business from the Company to Pride is being converted in stages and should be completed by the summer of 1999. Due to the increase and the further expected increase in revenues from the Company's credit card operations and bank processing, as discussed in the prior paragraphs, the loss of the Pride revenue is not anticipated to have a material adverse effect on total revenue for fiscal year 1998. However, no assurance to this effect can be given. See "Item 2 - Management's Discussion and Analysis or Plan of Operations."

     AGREEMENTS WITH BESTBANK AND CENTURY FINANCIAL GROUP, INC. On October 1, 1997, the Company entered into a master agreement with BestBank (the "Master Agreement") for processing and services for its customers with which BestBank has entered in contractual agreements. A further agreement was entered into with BestBank as of May 14, 1998, wherein the Company has agreed to provide core processing to BestBank. BestBank is unaffiliated with the Company or any of its affiliates.

     BestBank is a Colorado state-chartered bank that operates primarily as a provider of credit card and debit card programs. The primary contractor to BestBank for such programs is Century, an affiliate of Messrs. Baetz and Gallant, which handles such programs on a turn-key basis. BestBank oversees Century's operations to monitor Century's compliance with all federal and state laws and regulations. As a small community bank, BestBank competes in the credit and debit card arena by targeting niche markets that have been overlooked by major institutions. Management of the Company believes that a majority of BestBank's income is derived from the Century-administered credit and debit card programs.

     Century offers turn-key solutions in the credit and debit card industries for small banks wishing to enter this field. Century has developed credit card programs for BestBank, Berthoud National Bank and First Premier Bank. For most small banks, the cost of starting up a credit card program may be prohibitive. The costs of development of such a program, the systems staffing and marketing may take more capital than such small banks can prudently invest. Century can assume risks that would not be reasonable and prudent for a small bank. Century provides the marketing (directly or through related and unrelated third parties), customer service, credit underwriting dispute resolution, collections (through its and the Company's affiliate, Berwyn Holdings, Inc. ["Berwyn"]) and data processing through the Company. In the event that the account becomes delinquent, Century purchases the defaulted credit card receivables from the bank at par.

     Because the Master Agreement provides BestBank with fixed cost pricing for services provided by the Company for credit and debit cards and merchant processing, BestBank is able to market its programs and services to other non-issuing entities. BestBank initiates new programs for card issuers while the Company obtains the processing of these accounts through the marketing efforts of BestBank. It is anticipated by management of the Company that as BestBank adds new customers or new programs for existing customers, the Company will be able to expand its own business operations. However, no assurance to this effect can be given. As of May 31, 1998, the number of credit card accounts serviced by the Company is 533,407 of which 493,259 are derived by the Company pursuant to the Master Agreement with BestBank. BestBank has approximately 130,000 additional credit card accounts which are currently committed to a competitor of the Company for processing, none of these accounts have been transferred for servicing to the Company as of the date of this Registration Statement. BestBank, has agreed, in principle, to begin conversion of these accounts over to the Company as soon as practicable. However, no assurance can be given that such accounts will be converted to the Company. See "Description of Business-Sales and Marketing."

     Further, Century's agreement with BestBank calls for the servicing of a program for the introduction of debit cards, commencing on June 1, 1998. Berwyn is in the process of setting up the VISA debit card program for BestBank for this new program. Through the Company's Master Agreement with BestBank, the Company will process and service this debit card program. This program will be marketed by Financial Management Services, Inc. ("FMS"), an unaffiliated third party. The debit cards are to be introduced through


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the national chain of check cashing retail outlets, Check Cashing Store, Inc.
("CCSI") owned by FMS. FMS is currently testing this program and expects to market this program throughout the country over the next 12 months. The delivery of the debit card product is expected to be completed by October, 1998 in over 3,500 stores in the United States. However, no assurance to this effect can be given.

     AGREEMENT WITH FISCRIP. On March 1, 1998, the Company entered into an agreement with FiScrip, Inc., a Nevada corporation ("FiScrip"), which may be deemed to be an affiliate of Messrs. Baetz and Gallant. FiScrip markets processing services for Automatic Teller Machines ("ATM's") transactions, debit terminal transactions and Electronic Benefits Transfer systems ("EBT") transactions. FiScrip and its co-venturer, Norstar, Inc., of Orlando, Florida, an unaffiliated third party, contract with independent sales organizations ( "ISO's") for deployment of terminals and services.

     The Company is the sole provider of these services to FiScrip for operation of these systems. The Company performs: (i) the daily settlement function which consists of the reconciliation and balancing of these daily transactions received so that funds are accounted for by the banks, merchants and the Federal Reserve; (ii) monthly statement generation to merchants and ISO's reflecting all transactions and associated fees; (iii) merchant and network adjustment procedures, which process and reconcile all network and merchant adjustments generated through automated clearing house transactions ("ACH") and other transaction types; (iv) merchant telephone support through the use of a toll free telephone support; and (iv) merchant terminal loading of software and application processing for merchant approval of ATM and debit terminals.

     FiScrip designs, programs and tests the software that is reloaded into ATM's and debit card point-of-sale machines. FiScrip is one of four companies certified by Deluxe Payment Systems, an unaffiliated third party, to process EBT transactions. EBT is a new process and method of distributing federal e ntitlements, initially including food stamps, welfare and social security payments to beneficiaries. In place of printing and issuing checks and other financial instruments, some beneficiaries of government entitlement programs receive a debit style card (a "QUEST Card") which operates in the same manner as an ATM or debit card. The beneficiary of the entitlement program uses this federally issued card to purchase items utilizing the EBT system. The federal government may eventually establish individual accounts which will be debited when a beneficiary makes a withdrawal or purchase. However, no assurance can be given as to when the federal government will establish this process. It is expected by FiScrip that there will be substantial competition in the provision of the service offered by FiScrip. No assurance can be given that FiScrip will be successful in competing for this business; thus, the Company may not receive the processing business anticipated by management of the Company to be derived from EBT transactions.

     The transactions based on this medium of exchange through FiScrip and the Company are estimated to produce a gross transaction fee of between $0.06 to $0.09, of which the Company will be paid a per transaction fee of $0.02 and a fee of $3.50 per monthly statement generated by the Company. The transaction fee is in addition to the merchant application and statement fees. However, no assurance can be given as to the volume of transactions that will be processed or rates at which such processing will take place. FiScrip is newly in operation in connection with the EBT business, with no more than 5,000 transactions in February, 7,000 transactions in March, 27,000 transactions in April and 47,000 transactions in May, 1998. FiScrip anticipates a significant increase in the number of transaction, but no assurance to this effect can be given.

     According to federal government surveys, it is anticipated that by the year 2000, 60% of the population of the United States will be receiving monthly income issued electronically and accessible through the use of a QUEST Card. However, no assurance to this effect can be given. The total dollar value of EBT transactions (food stamps, aid to families with dependent children and welfare) in 1998 is estimated by FiScrip to be $60 billion, with an average transaction size of approximately $23.00, or approximately 450 million transactions per year. FiScrip's target market share of total dollar volume of EBT transactions is estimated

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to be $6 billion or 65 million transactions per year) by January 1, 2000.
However, no assurance can be given that there will be this volume of transactions or that FiScrip will service such a volume of transactions.

     The Social Security System will begin distributing benefits using EBT beginning on January 1, 1999 and expects to have completed full implementation of the distribution system for benefit distribution using EBT by January 2, 2002. The dollar value for all EBT transactions by the Social Security System is expected to reach $470 billion annually. However, no assurance to this effect can be given.

     FiScrip has been certified by Citibank and Lockheed Martin as an EBT third party processor according to federally established guidelines in twenty eight states and two counties in California. Eleven other states will require simple certification, which is anticipated to be completed in 1998. However, no assurance to this effect can be given. FiScrip's EBT development plans include full certification for six additional states as, if and when government contracts are awarded to Lockheed Martin or Deluxe Payment Systems, both of which are unaffiliated with the Company or FiScrip, for EBT transaction processing.

     PROCESSOR SERVICES. As a processor of credit card and banking transactions, the Company assumes all responsibility for the processing systems, software maintenance and compliance. The Company data processing center is staffed twenty-four hours a day, seven days a week, and processes and balances all incoming and outgoing file transmissions, provides ACH transmissions, daily updates, reports, generates statements, microfiche reports and statements, maintains system backup and provides customer support. Other processor services include the issuance of user documentation explaining the features and functionality of the processing system (card holder and merchant processing, authorizations, collections and customer service). In addition, the Company provides user training to its customers.

     On-site and off-site backups of daily activity and systems are maintained. In the event of a disaster, the Company has a hot site disaster recovery center at its immediate disposal from IBM. A comprehensive disaster recovery plan and testing of that plan are required in the regulatory environment that the Company operates in, which is a part of the Company's policy of hardware upgrade and acquisition in order to facilitate the efficient processing required by the expansion of the card business and to create a solid foundation for the growth of the Company and to maintain its goal of being a total solutions provider. See "Description of Business-Regulation of the Company's Business."

     Each customer is assigned a Client Support Specialist. These representatives provide support and assistance to research problems, clarify system functionality, setup new programs and promotions and training. All banking customers of the Company have direct 24 hour, 7 day a week "helpdesk" support from Kirchman. The Company provides on-site support during conversions and major software enhancements or releases. The Company also provides collection services to its customers. In addition, the Company has established a business relationship with several full-time collection agencies and will provide appropriate information at the customer's request. The Company provides the capability to do file transfers to these agencies and, in several cases, these agencies are on-line, real time connected to the collection management system. Further, the Company offers a complete dispute resolution service to its customers utilizing a state-of-the-art interchange tracking system. Service representatives process all copy requests and chargebacks. In conjunction with the chargeback processing procedures, service representatives perform other fraud and risk management functions in an effort to assist the Company's customer from being victimized by fraudulent and unscrupulous transactions. The Company also provides over 350 standard reports that are readily available to the customer. These reports can be generated daily, weekly, monthly, quarterly or by special request. All of the standard reports are made available through hard copy, microfiche and on-line. In addition, customized and ad hoc reporting services are available to the customer.

     BANKCARD AND PRIVATE LABEL CARD PROCESSING SERVICES. The banking and financial services and data processing component of the Company's operations are equipped and capable of performing the "back room" operations for banks, thrifts, credit unions, insurance companies, merchants, utilities, government agencies and others. The Company provides full back room operations for its customer's credit and debit products.

          FICI'S BACKROOM SERVICES. The Company utilizes Search and Scoreware software licensed from Fair Isaac-Registered Trademark-, to access the three major credit bureaus and score applicants credit applications. The particular credit data is entered into the credit decision management system and transmitted directly to the credit bureau. Based on the customer's business requirements, these applications are pre-screened and requested credit scoring or reporting is secured from the credit bureau. Upon approval, an account is automatically set up with the customer and the applicant is issued a credit card. Applications that are declined are maintained in the database, and the applicant is automatically sent a letter of notification. All records and applications are retained for historical purposes based upon the customer's requirements and appropriate requirements for regulatory purposes.

     The Company offers its customers full customer service support, both automated and service representative support. A fully automated system, using voice response and direct talk software, allows credit card holders to activate their cards, verify account balance information and report lost or stolen cards. The voice response system immediately and automatically blocks accounts that have been reported lost or stolen and prevents any additional transactions from being authorized. With proper security and passwords the voice response system automatically activates a credit card holder's card, relieving the service representative from those tedious tasks and allowing the service representative time to concentrate on assisting credit card holders with other important concerns. Additionally, the Company offers a toll free telephone service to process all other customer service calls. The service representative utilizes the customer service management system to assist credit card holders in solving their questions and concerns. The customer service management system allows the customer to automate and custom-tailor the customer service processing. This allows for efficient tracking and reporting of all customer service activities.

     The Company utilizes several proprietary and third party networks for its authorization, capture and merchant accounting services. Utilizing the merchant processing system, the Company offers toll free telephone services and service representatives to provide merchants the support needed for authorizations, basic inquiries, researching disputes and settlement processing. The warehousing and deployment of point of sale ("POS") terminals can be an overwhelming task. Through the Company's strategic relationship with Triumphant Enterprises, Inc. of Dallas, Texas, an unaffiliated third party, which is in the business of terminal deployment, this task is accomplished and integrated with a degree of certainty and accuracy.

     A vital and important part of the Company's backroom services is the assistance of the customer's daily balancing and reconciliation of the processing solution. These processes are used daily to determine the settlement with VISA, MasterCard, retailers and remittance of funds. Providing this important service insures that the customer is getting cash management information expeditiously and accurately for cash flow purposes.

          CREDIT CARD PRODUCTION. The Company produces credit cards for its customers, and such cards may be upgraded to include smart card personalization as an additional service. The Company maintains a dual security system which will meet VISA and MasterCard standards for card security and production. The Company's software allows the customer to define various card types and programs and to define special processing parameters for billing and statement preparation. With the ability to provide multiple statement messages, the statement is frequently used by the Company's customers to announce new services, contests, and credit line increases. In addition, the Company may design and customize the statements, which act as a basic marketing tool. Data entry support can be supplied for customers who have special promotions and other marketing events. The Company also offers direct marketing services. Direct mail marketing items can be sent to any list of current or prospective card holders. The Company's affiliation with other marketing organizations allow the Company to support multiple marketing programs including both in-bound and out-bound telemarketing campaigns. These telemarketing campaigns are designed to enhance and grow the customers' card base and to efficiently handle the potentially large volume of specific calls. Various programs can be custom tailored to focus upon a customer's particular needs and specific market penetration.

     BANKING AND FINANCIAL SERVICES

     The Banking and Financial Services component of the Company performs the processing and "backroom" operations of banks, thrifts, credit unions, insurance companies, merchants, utilities, government agencies, and others. The Company processes for 3 banks and financial institutions which represents, in the aggregate, 20% of its gross billing for 1997 and 10.3% of its gross billing for the five month period ended May 31, 1998. Although this segment does not comprise a majority of the Company's revenues for 1997, or for the five month period ended May 31, 1998, the Company believes that it can grow and expand this line of business. However, no assurance to this effect can be given. See "Description of Business-Sales and Marketing" and "Item 2-- Management's Discussion and Analysis or Plan of Operation."

     The financial institutions processing services from the Company begin with the implementation of the processing system, proceeds with the customer's use of the system and ends with other services offered by the Company. The processing system retains the data for the total customer relationship, meaning the customer is viewed from both sides of the balance sheet. This integrated information is the foundation for an institution's improved risk management, better marketing for product penetration and better servicing of the customer base. The processing system manages all liabilities from checking accounts to time deposits, each with capabilities that range from fixed rates to tiered rates and from bonus rates to overdraft protection.

     The Company provides proof and data entry services for all cash and transit items for the customer. Checks, debit advices and credit advices are micr encoded. On a daily basis, all items rejected are researched and re-entered to insure that the customer receives full credit for all monetary items submitted. Upon completion, the debit and credit captured data is electronically transferred to the processing systems. After the capturing process, the Company generates and creates the necessary cash letters for the financial institutions and delivers such letters to the Federal Reserve according to their mandated instructions and delivery times.

     Using the processing system and in-house developed software, the Company offers a full line of ACH services including: (i) payroll check deposits; (ii) social security payments; (iii) deposits and withdrawals; (iv) corporate transactions; (v) retail transactions; and (vi) return items and automated reversals. Utilizing the Company's direct connection to the Federal Reserve through the Fed Line, ACH transactions and wire transfers are completed.

     DOCUMENT MANAGEMENT AND DISTRIBUTION SERVICES

     The document management and distribution services the Company provides to its customers simplify an otherwise overwhelming task of processing inbound and outbound paper items. In document management, the Company offers processes for producing and reducing the amount of paper reports and statements for the customer, with its online tools for reports, microfiche processing and with the acquisition of digital document technology and Computer Output to Laser Disk ("COLD") product. As of the date of this Registration Statement, the Company processes over 800,000 mail pieces per month. The Company intends to increase this business to over 3,500,000 pieces per month during the next year. However, no assurance to this effect can be given. This increased volume is anticipated to be generated from the growth of the other operations of the Company.
However, the Company expects to also add other customers with specific mailing and distribution needs. However, no assurance to this effect can be given. See "Description of Business-Sales and Marketing."

     Through licensed sophisticated software products, in conjunction with the latest available hardware, the Company gives the customer an avenue into an almost paperless world. These services include on-line real time access to its daily reports and statements. The customer only needs to print locally those items for which they wish to have hard copy. This on-line service of reports is an efficient and time saving solution to the customer for viewing and retrieval of data. The Company offers customers the opportunity to receive reports on microfiche as well.

     Besides the advantage of processing efficiency over traditional analog file storage, the use of COLD storage and retrieval methodologies have application for customer service operations. Through the Company, clients' Customer Service Representatives will be able not only to inspect customer statements by line item data, but will be able to retrieve, view and reference digitized images of original documents on a real time basis. For added customer services, these items may then be reprinted or faxed on demand. The customer's need for manpower support is consequently, greatly reduced while increasing the productivity of customer service personnel.

SALES AND MARKETING

     The marketing goals of the Company are to expand the already created and operating multi-faceted information service organization dedicated to the provision of financial data processing, document management, electronic commerce services and customer service. The Company has focused on customers, such as denovo banks (banks in the process of being formed) and businesses in the credit card industry that may be overwhelmed with new regulatory and related problems and want to outsource their operations and not assume the significant overhead associated with such business, particularly in connection with Year 2000 compliance. During the 1980's the trend for community banks was to bring their processing in-house. Faced with the Year 2000 dilemma and ever increasing data processing costs, these institutions are prime candidates to again contract their processing to service companies such as the Company. Further, the Company can process for institutions in all facets of their operations, although no assurance can be given to this effect. See "Description of Business-Year 2000 Dilemma and Compliance."

     Because the Company serves as a link between consumers, merchants and financial institutions and has been and continues to concentrate on: (i) the fulfillment of a niche market consisting of small to medium-sized accounts that have not achieved adequate economy of scale to operate their own in-house programs and systems; (ii) seeking out strategic alliances with appropriate service companies whose advantage depends upon successful data management; and
(iii) providing a personalized customer-service oriented strategy, the Company believes that its marketing approach will earn it a substantial number of new customers and customer conversions. However, no assurance to this effect can be given.

     For small and denovo banks, credit card operations can be highly lucrative. However, for most small banks, the cost of starting up a credit card program is prohibitive because the costs of development of the program, the systems staffing and marketing take more capital than the banks can prudently invest. The Company can alleviate some of this cost and make a bank credit card operation feasible in some cases, although no assurance can be given to this effect.

     A significant part of the sales of the Company's services are made by its executive officers. Additionally, the marketing efforts of Century, Berwyn and BestBank have resulted in a significant growth in the number of credit card accounts being serviced by the Company. Management of the Company anticipates that as Century, Berwyn and BestBank initiate new programs, either for themselves or for credit card issuers, the Company will obtain the processing of these accounts. However, no assurance to this effect can be given. In addition to the foregoing, the Company receives referrals of possible customers from its software vendors. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

     There has been a trend over the last several years for banks and other financial institutions to consolidate, thereby causing a shrinkage in the number of possible customers for the Company's services. The Company is partially protected from this trend by having relatively long term agreements with its customers. However, no assurance to this effect can be given. One such consolidation is the recent purchase of SSB, causing an anticipated decline in revenue from that customer to the Company. The effects of this industry trend in consolidation could have a material adverse effect upon the Company's future business prospects. However, the effects of this industry trend, in the opinion of management, are off-set by the fact that there are approximately 300 denovo banks currently in formation and there has been the introduction of new financial instrument programs on a continuous basis. Many of such programs are potential customers for the Company's services. It is uncertain whether the Company will benefit from such new financial instrument programs. No assurance can be given that the Company will be able to replace customers lost to consolidations within the banking industry, and if the Company is successful in replacing such customers, that such replacement customers will result in enough revenue to off-set lost revenue and profits. See "Description of Business-Credit and Debit Card Services," "Description of Business-Sales and Marketing," "Description of Business-Competition" and "Item 7 - Certain Relationships and Related Transactions."

COMPETITION

     The industry segments in which the Company's business operates are highly competitive. The Company competes with major and independent providers of services in the credit card industry. Some of the companies with which the Company competes are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than the Company has or will have in the foreseeable future. In addition, the Company competes with businesses that internally perform data processing or other services offered by the Company.

     The industry in which the Company competes is highly fragmented. The Company believes that with its vast range of services and the Year 2000 compliance issues, those banking and financial institutions looking for a new and compliant solution will begin to migrate from their in-house solutions to companies on an outsource basis. Management of the Company believes that to succeed in competing for customers in its industry segments the Company's factors for success are its capabilities, quality of service, price, reputation and, in some cases, convenience of location to the client.

     The Company's ability to compete effectively may also depend on the availability of capital. Many of the Company's competitors have access to significantly greater capital and management resources then does the Company. The Company is not aware of any competitor which provides the same range of services as the Company. However, no assurance can be given that such competitors do not exist. The Company's competitive capabilities are a fact of the Company's state of the art credit and debit card software solutions systems and a focus on a customer-service oriented approach for the small- to medium-sized customers. Furthermore, management of the Company believes that the Company enjoys an advantage as a total provider and can thereby offer these services at a reduced costs to its customers. However, no assurance to this effect can be given. See "Item 7 - Certain Relationships and Related Transactions."

     Further, with the focus of most of the Company's competitors being on large, high-volume accounts, the Company has an added competitive advantage in seeking out customers in the small to medium-sized card issuers market, which is believed by management to comprise nearly 30% of the nearly 250 million accounts which form the card industry in the United States. However, there is an increasing industry trend of bank mergers and consolidations which may, over time, cause the market for the Company's services to shrink and thus significantly increase competition. See "Description of Business-Sales and Marketing."

EMPLOYEES

     As of May 31, 1998, the Company had ninety (90) full-time employees, including three (3) corporate executives, seventy-seven (77) operations persons, ten (10) administrative personnel and four (4) part-time employees.

     The Company intends to hire additional personnel as the development of the Company's business makes such action appropriate. The loss of the services of key personnel, including its three executive officers, could have a material adverse effect on the Company's business. Since there is intense competition for qualified personnel knowledgeable about the Company's industry, no assurance can be given that the Company will be successful in retaining and recruiting needed key personnel. The Company does not have key-man life insurance for any of its employees.

     The Company's employees are not represented by a labor union and are not covered by a collective bargaining agreement. The Company believes that its employee relations are good.

REGULATION OF THE COMPANY'S BUSINESS

     Various aspects of the Company's businesses are subject to federal and state regulation which, depending on the nature of any noncompliance, may result in the suspension or revocation of licenses, registrations or certifications, as well as the imposition of civil fines and criminal penalties. Since the Company's services are performed on behalf of the customer and the Company does not take possession of the receivables or funds collected from credit card holders, the Company is not required to have any specific licensing or registration in the states in which the Company's customers operate. However, the Company is required to have the software and procedures that it utilizes be in compliance with various regulations. Among such regulations are: Regulation Z of the Truth in Lending Act and Regulation E of the Electronic Fund Transfers Act. Furthermore, there are portions of the regulations of the FDIC that are applicable to the activities of the Company, as are regulations of the OCC and those of various state regulatory agencies. The Company believes that it is in material compliance with all such regulations in accordance with the Federal Financial Institutions Examination Council, Information Systems Examination Handbook; and VISA and MasterCard certification and compliance mandates.

     With respect to the above requirements, the Company has been audited annually by banking examiners and third party auditors to monitor compliance with all regulations. The Company has received satisfactory ratings on these audits. During the current fiscal year, the Company's third party audit will be expanded from a regulatory compliance review to a full Statement on Auditing Standards ("SAS") 70 audit. This SAS 70 audit is being conducted to determine whether all areas of the Company's processing procedures, application software and internal controls are operating in compliance with prescribed independent auditing standards. Management of the Company believes that the Company meets all required standards and materially complies with all applicable regulations. However, no assurance to this effect can be given.

RISK FACTORS

     THIS REGISTRATION STATEMENT MAY BE DEEMED TO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE REFORM ACT. FORWARD-LOOKING STATEMENTS IN THIS REGISTRATION STATEMENT OR HEREAFTER INCLUDED IN OTHER PUBLICLY AVAILABLE DOCUMENTS FILED WITH THE COMMISSION, REPORTS TO THE COMPANY'S STOCKHOLDERS AND OTHER PUBLICLY AVAILABLE STATEMENTS ISSUED OR RELEASED BY THE COMPANY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE THE COMPANY'S ACTUAL RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS TO DIFFER FROM THE FUTURE RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FUTURE RESULTS ARE BASED UPON MANAGEMENT'S BEST ESTIMATES BASED UPON CURRENT CONDITIONS AND THE

MOST RECENT RESULTS OF OPERATIONS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, RISKS SET FORTH HEREIN, EACH OF WHICH COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS AND THE ACCURACY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

     THERE IS A LIMITED PUBLIC MARKET FOR THE COMPANY'S COMMON STOCK. PERSONS WHO MAY OWN OR INTEND TO PURCHASE SHARES OF COMMON STOCK IN ANY MARKET WHERE THE COMMON STOCK MAY TRADE SHOULD CONSIDER THE FOLLOWING RISK FACTORS, TOGETHER WITH OTHER INFORMATION CONTAINED ELSEWHERE IN THE COMPANY'S REPORTS, PROXY STATEMENTS AND OTHER AVAILABLE PUBLIC INFORMATION, AS FILED WITH THE COMMISSION, PRIOR TO PURCHASING OR SELLING SHARES OF THE COMMON STOCK:

     NEED FOR ADDITIONAL CAPITAL FOR EXPANSION. The Company's business plan contemplates continued expansion of operations from increased operational capacity and to acquire additional and upgraded equipment and software based on future perceived needs by management. There can be no assurances that the Company will be able to generate business sources to meet existing operational capacity or that the Company will generate sufficient positive cash flow or develop additional sources of financing to continue the Company's business plan of growth and expansion. Financing for such expansion may not be available to the Company on commercially reasonable terms. In the event the Company cannot obtain the additional financing needed to fulfill its acquisition strategy, the Company may be unable to achieve its proposed expansion strategy. See "Item 2 - Management's Discussion and Analysis or Plan of Operation."

     RELIANCE ON AFFILIATES AS SOURCE OF BUSINESS. The recent growth in volume of credit card processing transactions serviced by the Company is due to new customers of the Company arranged for by Messrs. Baetz and Gallant and their affiliates. Much of the anticipated short term future growth in the business of the Company is expected to be derived from agreements with BestBank and FiScrip, which were similarly arranged for by Messrs. Baetz and Gallant or their affiliates. Messrs. Baetz and Gallant operate businesses in other aspects of the credit card industry. No assurance can be given that such companies will continue to do business with the Company in the future or that the basis upon which they do business with the Company will be profitable to the Company. A loss of involvement in the Company by Messrs. Baetz and Gallant could have a material adverse effect upon the Company. Further, Century, an affiliate of Messrs. Baetz and Gallant, has provided secured debt financing to the Company. Should that debt go into default, Century could foreclose on its debt and the control of all of the business of the Company could pass to Century, which could have a material adverse effect upon the Company. See "Description of Business-Competition" and "Item 7 - Certain Relationship and Related Transactions."

     RELIANCE ON CUSTOMERS. For the five months ended May 31, 1998, the Company relies upon three customers for 86% of its gross revenues. The Company's largest customer represents over 30% of the Company's revenue for the fiscal year ended December 31, 1997 and 79% of the Company's gross revenue during the five months ended May 31, 1998 and is expected to represent a larger percentage of revenue in the future. If one or more of these customers were to cease doing business with the Company, it could have a material adverse effect on the Company's business. The Company's largest customer has committed to a five-year contract which began on October 1, 1997. This customer and the anticipated short term future growth in the business are derived, in part, from the Master Agreement with BestBank which was arranged for by Messrs. Baetz and Gallant or their affiliates. Management believes that the contract will be honored for the full term and ultimately renewed. However, no assurance can be given to this effect. See "Description of Business-Credit and Debit Card Services" and "Item 2 - Management's Discussions and Analysis or Plan of Operation."

     ADVERSE TRENDS IN THE COMPANY'S BUSINESS. There has been a industry trend over the last several years for banks and other financial institutions to consolidate, thereby causing a shrinkage in the number of possible customers for the Company's services. The Company is partially protected from this industry trend by having relatively long term agreements with its customers. However, no assurance to this effect can be given. One such consolidation is the recent purchase of SSB, causing an anticipated decline in revenue from that account to the Company. The effects of this industry trend in consolidation could have a material adverse effect upon the Company's future business prospects.
However, the effects of this industry trend, in the opinion of management, is off-set by fact that there are approximately 300 denovo banks currently in formation and there has been the introduction of new financial instrument programs on a continuous basis. Many of such programs are potential customers for the Company's services. It is uncertain whether the Company will benefit from such new financial instrument programs. No assurance can be given that the Company will be able to replace customers lost to consolidations within the banking industry, and if the Company is successful in replacing such customers, that such replacement customers will result in enough revenue to off-set lost revenue and profits. See "Description of Business-Sales and Marketing."

     GOVERNMENT REGULATION OF BUSINESS. Various aspects of the Company's businesses are subject to federal and state regulation which, depending on the nature of any noncompliance, may result in the suspension or revocation of licenses, registrations or certifications, as well as the imposition of civil fines and criminal penalties. Since the Company's services are performed on behalf of the customer and the Company does not take possession of the receivables or funds collected from credit card holders, the Company is not required to have any specific licensing or registration in the states in which the Company's customers operate. However, the Company is required to have the software and procedures that it utilizes be in compliance with various regulations. The Company believes that it is in material compliance with all such regulations in accordance with the Federal Financial Institutions Examination Council, Information Systems Examination Handbook; and VISA and MasterCard certification and compliance mandates. However, no assurance to that effect can be given. See "Description of Business-Regulation of Company's Business."

     COMPETITION. The credit card service industry is fragmented and highly competitive. The Company directly and indirectly competes with other businesses, including businesses in the credit card service industry. In many cases, these competitors are larger and more firmly established than the Company. In addition, many of such competitors have greater marketing and development budgets and greater capital resources than the Company. Accordingly, there can be no assurance that the Company will be able to achieve and maintain a competitive position in the Company's industry. See "Description of Business-Competition."

     CERTAIN CONFLICTS OF INTEREST. Due to the nature of certain transactions between Messrs. Gallant, Baetz and their affiliates, such as Century, Berwyn, Access and FiScrip, and the Company, the terms under which these agreements were negotiated may not be deemed to have been negotiated on an arm's length basis. The nature of these relationships may be deemed to be a conflict of interest between Messrs. Gallant, Baetz and their affiliates on the one hand and the Company on the other hand. However, management of the Company believes that in all such cases the terms of the agreements between the Company and any of these affiliated entities are on terms at least equal to, if not better than, the terms available from unaffiliated third parties. See "Item 7 - Certain Relationships and Related Transactions."

     DEPENDENCE ON SUBCONTRACTORS FOR MARKETING. The Company's success in marketing its services and in the recent growth of its business and revenues has been dependent upon various companies in the financial services business, some of which are affiliated with Messrs. Baetz and Gallant. In addition to affiliates of Messrs. Baetz and Gallant, BestBank has been a significant source of expansion of the volume of business of the Company. Although the receipt of business from these companies has significantly expanded the Company's business and revenues and reduced the Company's investment in marketing, it may also subject the Company to certain risks associated with reliance on others for marketing, such as loss of business for reasons other than the cost or quality
of the Company's services.   See "Description of Business-Sales and Marketing."

     NEED FOR LIABILITY INSURANCE. The Company's products and services subject the Company to potential exposure from customer claims in the event of financial loss resulting from the operation of the Company's business. The Company maintains insurance coverage from St. Paul Fire and Marine Insurance Company in the amount of $1,000,000 per occurrence and a $2,000,000 aggregate limit. Any liability claim against the Company seeking damages in excess of the amount of the Company's insurance coverage then in place, if any, could expose the Company to damages or legal expenses which could be significant and which could have a material adverse effect on the Company. The inability of the Company to retain this insurance coverage or obtain adequate liability insurance coverage in the future or the entry of a judgment against the Company in excess of available insurance coverage could force the Company either to reduce operations or cease business activities altogether. See "Description of Business."

     DEPENDENCE ON KEY PERSONNEL. The Company is dependent upon the skills of its management team and the relationships of key executive personnel. There is strong competition for qualified personnel in the financial services industry and an inability to continue to attract, retain and motivate key personnel could adversely affect the Company's intended business. The Company does not have employment agreements with its key personnel. There can be no assurances that the Company will be able to retain its existing key personnel or to attract additional qualified personnel. The Company does not have any key man life insurance on any members of senior management, but will consider purchasing such insurance when such insurance is deemed affordable. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons" and "Item 7 - Certain Relationships and Related Transactions."

     CONTROL BY PRINCIPAL STOCKHOLDERS. The Company's principal stockholders, directors and executive officers of the Company and their affiliates control the voting power of approximately 85% of the outstanding Common Stock. As a result of such Common Stock ownership, such persons will be in a position to exercise significant control with respect to the affairs of the Company and the election of directors. See "Item 4 - Security Ownership of Certain Beneficial Owners and Management."

     LIMITED PUBLIC MARKET FOR COMMON STOCK. There is currently a limited public market for the Company's Common Stock. Holders of the Company's Common Stock may, therefore, have difficulty selling their Common Stock, should they decide to do so. In addition, there can be no assurances that such markets will continue or that any shares of Common Stock which may be purchased may be sold without incurring a loss. Further, the market price for the Common Stock may be volatile depending on a number of factors, including business performance, industry dynamics, news announcements or changes in general economic conditions. See" Part II --Item 1 - Market for Common Equity and Related Shareholder Matters."

     DISCLOSURE RELATING TO LOW-PRICED STOCKS. The Company's Common Stock is currently listed for trading in the over-the-counter market on the NASD Electronic Bulletin Board or in the "pink sheets" maintained by the National Quotation Bureau, Inc., which are generally considered to be less efficient markets than markets such as NASDAQ or other national exchanges, and which may cause difficulty in conducting trades and in obtaining future financing. The Company's securities are subject to the "penny stock rules" adopted pursuant to Section 15 (g) of the Exchange Act. The penny stock rules apply to non-NASDAQ companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. See "Part II --Item 1 - Market for Common Equity and Related Shareholder Matters."

     LACK OF DIVIDENDS ON COMMON STOCK. The Company has paid no dividends on its Common Stock as of the date of this Registration Statement and there are no plans for paying dividends on the Common Stock in the foreseeable future. The Company intends to retain earnings, if any, to provide funds for the expansion of the Company's business. See "Part II--Item 1 - Market for Common Equity and Related Shareholder Matters."

     FUTURE ISSUANCES OF PREFERRED STOCK. The Company's Certificate of Incorporation authorizes the issuance of preferred stock with such designation, rights, preferences and privileges as may be determined from time to time by the Board of Directors, without stockholder approval. In the event of issuance of preferred stock, such issuance could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the
Company.   Although the Company has no present intention to issue any shares of its preferred stock, there can be no assurances that the Company will not do so in the future. See "Part II --Item 1 - Market for Common Equity and Related Shareholder Matters."

     SHARES ELIGIBLE FOR FUTURE SALE; ISSUANCE OF ADDITIONAL SHARES. Future sales of shares of Common Stock by the Company and its stockholders could adversely affect the prevailing market price of the Common Stock. There are currently 1,446,000 shares of Common Stock which are free trading shares or are eligible to have the restrictive legend removed pursuant to Rule 144(k) promulgated under the Securities Act. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. Pursuant to its Certificates of Incorporation, the Company has the authority to issue additional shares of Common Stock. The issuance of such shares could result in the dilution of the voting power of the currently issued and outstanding Common Stock. See "Part II--Item 1 - Market for Common Equity and Related Shareholder Matters."

     POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. The Company's Certificate of Incorporation includes certain provisions which are intended to protect the Company's stockholders by rendering it more difficult for a person or persons to obtain control of the Company without cooperation of the Company's management. The Company is subject to the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law enacted in 1988. In general, the law restricts the ability of a publicly held Delaware corporation from engaging in certain "business combinations" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. Such provisions are often referred to as "anti-takeover" provisions. The "anti-takeover" provisions in the Certificate of Incorporation may delay, deter or prevent a takeover of the Company which the stockholders may consider to be in their best interests, thereby possibly depriving holders of the Company's Securities of certain opportunities to sell or otherwise dispose of their securities at above-market prices, or limit the ability of stockholders to remove incumbent directors as readily as the stockholders may consider to be in their best interests. See "Part II--Item 1 - Market for Common Equity and Related Shareholder Matters."

     LIMITATIONS ON DIRECTOR LIABILITY. The Company's Certificate of Incorporation provides, as permitted by governing Delaware law, that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on behalf of
the Company against a director.   See "Item 10 - Executive Compensation -
Indemnification of Officers and Directors."

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     THIS REGISTRATION STATEMENT, INCLUDING THE DISCLOSURES BELOW, CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. WHEN USED HEREIN, THE TERMS "ANTICIPATES," "EXPECTS," "ESTIMATES," "BELIEVES" AND SIMILAR EXPRESSIONS, AS THEY RELATE TO THE COMPANY OR ITS MANAGEMENT, ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS MAY DIFFER MATERIALLY FROM THOSE

EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH MATERIAL DIFFERENCES INCLUDE THE FACTORS DISCLOSED IN THE "RISK FACTORS" SECTION OF THIS REGISTRATION STATEMENT, WHICH READERS OF THIS REGISTRATION STATEMENT SHOULD CONSIDER CAREFULLY.

     OVERVIEW OF PRESENTATION. As of September 23, 1997, the Company entered into the Stock Purchase Agreement with Messrs. Baetz and Gallant, pursuant to which the Company issued an aggregate of 10,631,250 shares of the Common Stock in exchange for 100% of the issued and outstanding FICI Common Stock. The Company also issued 618,750 shares of Common Stock to a third party, which is not an affiliate of Messrs. Baetz and Gallant, for services rendered to the Company for arranging the transactions which are the subject of Stock Purchase Agreement. In connection with the closing of the Stock Purchase Agreement, FICI became the sole operating subsidiary of the Company.

     In connection with the transactions relating to the Stock Purchase Agreement and the acquisition of the FICI Common Stock by Messrs. Baetz and Gallant, such persons obtained a controlling interest in FICI and, thereafter, the Company. Therefore, for accounting purposes, the transactions relating to the Stock Purchase Agreement are deemed to be transactions between entities under common control. Accordingly, the business combination between the Company and FICI was accounted for in a manner similar to a pooling of interests, whereby the accounts of the entities involved were not revalued, but were combined at their historical basis.

     As of May 1, 1997, Messrs. Baetz and Gallant had acquired 100% of the issued and outstanding capital stock of FICI for $1,600,000 in cash from certain unaffiliated parties.

     FICI's assets and liabilities have been restated at their estimated fair market value as of May 1, 1997 on the balance sheet of FICI, which forms a part of the Company's consolidated financial statements for the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997 and 1996, included elsewhere herein at May 1, 1997, utilizing "pushdown accounting." Total assets were $2,174,670 based on their fair market value as of May 1, 1997. The difference between the fair market value of such assets and the $1,600,000 purchase price paid by Messrs. Baetz and Gallant for the FICI Common Stock, or $973,924, was recorded on the Company's consolidated balance sheet as goodwill as of May 1, 1997. The goodwill is anticipated to be amortized over 20 years in accordance with generally accepted accounting principles, with a resulting expense to the Company from goodwill amortization of $4,058 per month and $48,696 per year over such period.

     The Company has included in this Registration Statement: (i) the consolidated financial statements of the Company for the three months ended March 31, 1998 and 1997, and the years ended December 31, 1997 and 1996, which include the consolidated balance sheets of the Company as of March 31, 1998 and 1997 and December 31, 1997 and 1996, and the related consolidated income statements and statements of changes in shareholders' equity and cash flows for the three month and one year periods then ended, respectively, and (ii) the financial statements of FICI for the four months ended April 30, 1997 and the year ended December 31, 1996, which include the balance sheets of FICI as of April 30, 1997 and December 31, 1996, and the related income statements and statements of changes in shareholders' equity and cash flows for the four month and one year periods then ended, respectively.

     The consolidated income statements of the Company for the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997 and 1996, which form a part of the Company's consolidated financial statements for such periods, reflect the results of operations of the parent holding company for the year ended December 31, 1996 and the four months ended April 30, 1997, and the consolidated results of operations of the parent holding company and FICI for the three months ended March 31, 1998 and the eight months ended December 31, 1997.

     The income statements of FICI for the year ended December 31, 1996 and the four months ended April 30, 1997, which form a part of FICI's financial statements for such periods, reflect the results of operations of FICI for such periods.

     The Company has also included elsewhere in this Registration Statement the unaudited pro forma consolidated financial statements of the Company for the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997 and 1996 (the "Pro Forma Financial Statements"). The Pro Forma Financial Statements include, on an unaudited basis, the consolidated balance sheets of the Company as of March 31, 1998 and 1997 and December 31, 1997 and 1996, and the related consolidated income statements and statements of changes in shareholders' equity and cash flows for the three month and one year periods then ended, respectively, and have been presented to reflect a recapitalization of FICI, with FICI as the acquiror of the Company as of September 23, 1997.

     For purposes of the following discussion and analysis, the results of operations for the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997 and December 31, 1996, have been presented from the financial information set forth in the Pro Forma Financial Statements. The following discussion reflects, on a pro forma basis, the consolidated results of operations of the parent holding company and FICI for the three months ended March 31, 1998 and the period from September 23, 1997 to December 31, 1997 and the results of operations of FICI for the period from January 1, 1997 to September 22, 1997 and the year ended December 31, 1996, as if FICI had acquired the Company as of September 23, 1997. This method of presentation was set forth herein to permit useful comparison between the aggregated three month periods ended March 31, 1998 and 1997 and the one year periods ended December 31, 1997 and December 31, 1996 with respect to FICI, the Company's sole operating subsidiary. Comparisons between the consolidated operations of the parent holding company and FICI for the three months ended March 31, 1998 and the eight month period ended December 31, 1997 and the operations of the parent holding company during the four months ended April 30, 1997 and the twelve month period ended December 31, 1996 are not meaningful because the parent holding company had insignificant operations during such earlier periods.

     CREDIT CARD PROCESSING AGREEMENTS. On June 30, 1997, a credit card processing agreement (the "Clark Agreement") expired between the Company and Clark. The Clark Agreement was the source of 26% and 32% of the Company's total revenues during the six months ended June 30, 1997 and the year ended December 31, 1996, respectively.

     As of October 25, 1997, the Company entered into the Master Agreement with BestBank. The credit card portfolios represented by the Master Agreement principally relate to certain portfolios controlled and directed by Messrs. Baetz and Gallant, through their business relationships with BestBank, which is not an affiliate of Messrs. Baetz and Gallant. The Master Agreement was the source of 70% of the Company's gross revenues during the three months ended December 31, 1997, 79% of the Company's gross revenues during the three months ended March 31, 1998 and 79% of the Company's gross revenue during the five months ended May 31, 1998.

     RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND MARCH 31, 1997. Total operating revenues for the three months ended March 31, 1998 increased approximately 142% to $2,495,378 from $1,031,797 for the three months ended March 31, 1997. Total operating revenues principally include: (i) credit card processing revenues, and (ii) banking and financial services revenues.

     Credit card processing revenues during the three months ended March 31, 1998 increased to $1,964,717 from $490,636 during the three months ended March 31, 1997. This increase primarily relates to the revenues associated with the Master Agreement. The Master Agreement with Best Bank represented 92% of the credit card revenues for the three months ended March 31, 1998. There were no revenues associated with the Master Agreement in the three months ended March 31, 1997 because it was not put in place until

October, 1997. Credit card processing revenues during the three months ended March 31, 1997 primarily related to the Clark Agreement, which expired on June 30, 1997.

     Banking and financial services revenues during the three months ended March 31, 1998 decreased to $228,196 from $237,717. This source of revenues generally remained constant during the comparative periods because the Company maintained its customer base and did not make significant marketing efforts to develop this business segment. The Company intends to expand this line of business by targeting banks and financial institutions based on the increased capacity of the Company's equipment and hardware in connection with the upgraded lease with IBM and the installation of the Kirchman Dimension 3000 banking software.

     Revenues from Pride decreased to $95,000 for the three months ended March 31, 1998 from $201,000 for the three months ended March 31, 1997. This revenue decrease was due to a decision of the management of Pride to take its computer processing activities in-house. This removal of processing from the Company to Pride is being converted in stages and should be completed by the summer of 1999. Due to the expected increase in revenues from the Company's credit card operations and bank processing, the loss of the Pride revenue is not anticipated to have a material adverse effect on total revenue for fiscal year 1998. However, no assurance to this effect can be given.

     Total operating expenses during the three months ended March 31, 1998 increased 83% to 1,851,541 from $1,011,111 during the three months ended March 31, 1997. Total operating expenses principally include: (i) cost of salaries and employee benefits, (ii) equipment expenses, (iii) cost of office supplies and services, (iv) rental and facilities maintenance expenses, and (v) depreciation and amortization expenses, as follows:

     Cost of salaries and employee benefits during the three months ended March 31, 1998 increased to $671,283 from $435,640 during the three months ended March 31, 1997. This increase primarily resulted from an increase of approximately 20 full time employees at March 31, 1998 from March 31, 1997 to enable the Company to accommodate increased demand for credit card processing services relating to the Master Agreement.

     Equipment lease and maintenance expenses during the three months ended March 31, 1998 increased to $509,951 from $331,904 during the three months ended March 31, 1997. This increase primarily related to the negotiation of an equipment lease with IBM to upgrade the Company's computer hardware and the lease of Data Card 9000 credit card production equipment during the last quarter of the year ended December 31, 1997.

     Cost of office supplies and services, including professional and outside services, during the three months ended March 31, 1998 increased to $456,903 from $167,292 during the three months ended March 31, 1997. This increase related to the expanded volume of services provided by the Company as a result of the Master Agreement.

     Rental and facilities maintenance expenses during the three months ended March 31, 1998 increased to $115,759 from $36,689 during the three months ended March 31, 1997. This increase related to the negotiation of a new office lease agreement in August, 1997 which increased the Company's office space from 22,000 square feet to 52,000 square feet.

     In addition, depreciation and amortization expenses during the three months ended March 31, 1998 increased to $44,753 from $21,489 during the three months ended March 31, 1997. The increase related to the revaluation of the Company's assets to fair market value on May 1, 1997 in connection with the completion of the transactions relating to the Stock Purchase Agreement and equipment purchases related to volume increases as a result of the Master Agreement.

     Other revenues and expenses resulted in total other expenses of $37,062 during the three months ended March 31, 1998, as compared to total other expenses of $3,169 during the three months ended March 31, 1997. This increase in expenses between the respective periods resulted from increased interest expense of $45,938 in the first quarter of 1998 relating to Line of Credit, as compared to $3,169 in the first quarter of 1997 relating to borrowings from People's State Bank. In the first quarter of 1998, $8,876 of interest income was netted against interest expense. There was no interest income earned during the first quarter of 1997.

     As a result of the foregoing, the Company experienced net income of $402,171 during the three months ended March 31, 1998, as compared to net income of $8,202 during the three months ended March 31, 1997. The Company experienced income from operations of $643,837 during the three months ended March 31, 1998, as compared to income from operations of $20,686 during the three months ended March 31, 1997. Management believes this increase in income from operations primarily resulted from increased revenue related to the conversion of the Best Bank credit card portfolio in October, 1997. Due to economies of scale related to the increased number of accounts processed, expenses increased at a much
lower percentage than revenues.   Also, the Company's proposed business plan
contemplates the growth of revenues in connection with the Company's expansion strategy. There can be no assurance that the Company's expansion strategy will result in continued growth of demand for the Company's services or increased revenues or profitability. See "Liquidity and Capital Resources."

     RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996. Total operating revenues for the year ended December 31, 1997 increased approximately 10% to $4,540,271 from $4,128,586 for the year ended December 31, 1996. Total operating revenues principally include: (i) credit card processing revenues, and (ii) banking and financial services revenues.

     Credit card processing revenues during the year ended December 31, 1997 increased to $2,495,762 from $1,955,911 during the year ended December 31, 1996. This increase primarily relates to the revenues associated with the Master Agreement during the fourth quarter of the year ended December 31, 1997. Moreover, the Clark Agreement had expired at the end of June, 1997 and the Company had lost a significant source of revenues from the Clark Agreement which was not replaced until October 25, 1997 with the commencement of the Master Agreement.

     Banking and financial services revenues during the year ended December 31, 1997 increased to $929,164 from $927,747. This source of revenues generally remained constant during the comparative periods because the Company maintained its customer base and did not make significant marketing efforts to develop this business segment. The Company intends to expand this line of business by targeting banks and financial institutions based on the increased capacity of the Company's equipment and hardware in connection with the upgraded lease with IBM.

     Revenues from Pride, were $715,500 for the twelve months ended December 31, 1997 as compared to $804,000 for the twelve months ended December 31, 1996. This represented a decrease of 11% during 1997. This revenue decrease was due to a decision of the management of Pride to take their computer processing activities in-house. This removal of processing from the Company to Pride is being converted in stages and should be completed by the summer of 1999. Due to the expected increase in revenues from the Company's credit card operations and bank processing, the loss of the Pride revenue is not anticipated to have a material adverse effect on total revenue for fiscal year 1998. However, no assurance to this effect can be given. See "Item 1 - Description of Business-Credit and Debit Card Services."

     Total operating expenses during the year ended December 31, 1997 increased 28% to $5,018,465 from $3,927,496 during the year ended December 31, 1996. Total operating expenses principally include: (i) cost of salaries and employee benefits, (ii) equipment expenses, (iii) cost of office supplies and services,
(iv) rental and facilities maintenance expenses and (v) depreciation and amortization expenses, as follows:

     Cost of salaries and employee benefits during the year ended December 31, 1997 increased to $2,027,449 from $1,644,534 during the year ended December 31, 1996. This increase primarily resulted from an increase of approximately 25 full time employees during the year ended December 31, 1997 to enable the Company to accommodate increased demand for credit card processing services relating to the Master Agreement.

     Equipment lease and maintenance expenses during the year ended December 31, 1997 increased to $1,422,770 from $1,328,222 during the year ended December 31, 1996. This increase primarily related to the negotiation of an equipment lease with IBM to upgrade the Company's computer hardware and the lease of Data Card 9000 credit card production equipment during the last quarter of the year ended December 31, 1997.

     Cost of office supplies and services, including professional and outside services, during the year ended December 31, 1997 increased to $634,511 from $531,482 during the year ended December 31, 1996. This increase related to the expanded volume of services provided by the Company as a result of the Master Agreement.

     Rental and facilities maintenance expenses during the year ended December 31, 1997 increased to $288,243 from $139,443 during the year ended December 31, 1996. This increase related to the negotiation of a new office lease agreement in August, 1997 which increased the Company's office space from 22,000 square feet to 52,000 square feet. See "Item 3 - Description of Properties."

     In addition, depreciation and amortization expenses during the year ended December 31, 1997 increased to $237,704 from $111,826 during the year ended December 31, 1996. The increase related to the revaluation of the Company's assets to fair market value on May 1, 1997 in connection with the completion of the transactions relating to the Stock Purchase Agreement.

     Other revenues and expenses resulted in total other expenses of $251,635 during the year ended December 31, 1997 as compared to total other revenues of $8,287 during the year ended December 31, 1996. This increase in expenses between the respective years resulted primarily from: (i) increased interest expense of $63,282 in 1997 relating to the Line of Credit and borrowings from Peoples' State Bank, as compared to $15,684 in 1996 relating to borrowings solely from Peoples' State Bank; (ii) acquisition costs of $186,921 relating to the Stock Purchase Agreement in 1997 as compared to none in 1996; and (iii) a sales tax refund of $23,971 in 1996 which did not occur in 1997.

     As a result of the foregoing, the Company experienced a net loss of $576,167 during the year ended December 31, 1997, as compared to net income of $145,317 during the year ended December 31, 1996. The Company experienced losses from operations of $478,194 during the year ended December 31, 1997 as compared to income from operations of $201,090 during the year ended December 31, 1996. Management believes that this decrease in income from operations primarily resulted from the loss of the Clark revenue at June 30, 1997 and increased expense from the conversion of the BestBank credit card portfolio and acquisition costs. Although the Company believes that some of the expenses related to the acquisition costs may not be recurring, there can be no assurances that comparable amounts of expenses may not arise in connection with the development of the Company's proposed business plan, particularly as may relate to any financings, acquisitions or development which may occur. However, the Company's proposed business plan contemplates the growth of revenues in connection with the Company's expansion strategy. There can be no assurance that the Company's expansion strategy will result in continued growth of demand for the Company's services or increased revenues or profitability. See "Liquidity and Capital Resources."

     The Company had net operating loss carryforwards, as of December 31, 1997 and 1996, totaling approximately $359,438 and $30,005 for federal and state income tax purposes, respectively. Utilization of the Company's net operating loss may be subject to limitation under certain circumstances.

     LIQUIDITY AND CAPITAL RESOURCES. At March 31, 1998, the ratio of current assets to current liabilities as 1.03 to 1 compared to 0.82 to 1 at December 31, 1997.

     The Company has historically financed its operations through the use of working capital and loans to the Company. The Company's cash flow needs for the quarter ended March 31, 1998 and the year ended December 31, 1997 were primarily provided from operations and from the Line of Credit. At March 31, 1998, all trade payables and receivables were current. At March 31, 1998, a $20,000 unallocated reserve for bad debts was carried by the Company. At March 31, 1998, prepaid expenses and inventories were $463,543 and are anticipated to be expensed as used in the future. The net property and equipment was $580,546 at March 31, 1998. Major capital additions during the three months ended March 31, 1998 were credit card equipment of $32,000 and personal computer system and network upgrades of $21,000. Management believes that, as of March 31, 1998, and for the foreseeable future, the Company will be able to finance costs of current levels of operations from revenues and the Line of Credit.

     On September 11, 1997, as a result of the reduced cash flow relating to the expiration of the Clark Agreement on June 30, 1997, the Company entered into the Line of Credit. The Line of Credit provides for an aggregate maximum amount of $2,000,000 of credit, secured by all of the Company's assets, at an interest rate of ten percent (10%) per annum. Century is not obligated to make advances to the Company under the Line of Credit.

     As of October 31, 1997, the Company had drawn down the principal amount of $1,400,000 on the Line of Credit. The Line of Credit constituted a principal source of cash flow during the period between the expiration of the Clark Agreement and the commencement of the Master Agreement. As of March 31, 1998, the principal outstanding obligation to Century on the Line of Credit had been reduced to $900,000 from cash flow generated from the Company's operations.

     Cash and cash equivalents were $312,828, as of March 31, 1998, as compared to a $17,861 as of December 31, 1997. This increase was primarily attributable to the availability of the Line of Credit and positive cash flow during the quarter ended March 31, 1998.

     As of March 31, 1998 and December 31, 1997, the Company had no long-term borrowings.

     As of March 31, 1998, the Company had short-term borrowings in the aggregate amount of $900,000, as compared to $1,300,000 at December 31, 1997. The decrease in short-term borrowings was attributable to payments on the Line of Credit in the first quarter of 1998 generated through positive cash flow from operations.

     In October, 1997, the Company entered into a 36-month equipment lease with IBM related to the Company's credit card processing operations. The Company upgraded the equipment lease in March, 1998 to provide for continued increases in the Company's processing volume and efficiencies, and expansion of business operations. The Company financed the lease agreement by the pledge of certificates of deposit in the aggregate amount of $500,000, $200,000 of which had initially been drawn down from the Line of Credit and the balance of which was generated by cash flow from operations.

     The certificates of deposit are for one-year terms and are automatically renewable for an additional year. The certificates of deposit bear varying rates of interest based on the date of the establishment of the certificates of deposit.

     Net cash provided (used) by operating activities was $937,825 and ( $299,625) for the three months ended March 31, 1998 and 1997, respectively. Net cash provided by operations during the three months ended March 31, 1998 primarily consisted of net income from operations and increases in accruals and accounts payable, deferred income taxes and depreciation and amortization, offset by decreases in accruals and accounts receivable and deposits and prepaid expenses. Net cash used by operations during the three months ended March 31, 1997 primarily consisted of net income and depreciation and amortization, offset by decreases in accounts receivable, accruals and accounts payable and deposits and prepaid expenses. Net cash provided (used) by operating activities was ($540,524) and $53,152 for the years ended December 31, 1997 and 1996, respectively. Net cash (used) by operating activities during the year ended December 31, 1997 primarily consisted of net losses, decreases in accruals and accounts payable and increases in deferred income taxes, tax assets and deposits and prepaid expenses, offset by depreciation and amortization and decreases in accounts receivable. Net cash provided by operating activities during the year ended December 31, 1996 primarily consisted of net income and depreciation and amortization, offset by decreases in accounts receivable, accruals and accounts payable and deposits and prepaid expenses.

     Net cash (used) by investing activities was ($398,440) and ($48,629) for the three month periods ended March 31, 1998 and 1997, respectively. In the three months ended March 31, 1998, the Company utilized $98,440 to purchase certain fixed assets, including the upgrade of the IBM equipment lease and personal computer and network systems upgrades, and utilized $300,000 to invest in the Certificates of Deposit which are pledged to finance the lease agreements on the Company's main frame computer system. In the three months ended March 31, 1997, the Company utilized $48,629 to purchase certain fixed assets, including office furniture, credit card computer equipment and computer software. Net cash (used) by investing activities was ($373,058) and ($209,157) for the years ended December 31, 1997 and 1996, respectively. In the year ended December 31, 1997, the Company utilized $169,480 to purchase certain fixed assets, including office furniture, credit card computer equipment and computer software, and $203,578 to invest in the Certificates of Deposit which are pledged to finance the lease agreements on the Company's main frame computer system. In the year ended December 31, 1996, the Company utilized $209,157 to purchase certain fixed assets, including the upgrade of existing computer hardware and software and the purchase of additional computer hardware and software.

     Net cash provided (used) by financing activities was ($244,418) and $354,023 for the three month periods ended March 31, 1998 and 1997, respectively. In the three months ended March 31, 1998, the Company utilized $400,000 to reduce the principal obligations underlying the Line of Credit, which was offset by an increase of $155,582 in the Company's bank overdraft position. In the three months ended March 31, 1998, the Company obtained $385,580 from the Line of Credit which was utilized to finance the Company's business operations, which was offset by a decrease of $31,557 in the Company's bank overdraft position. Net cash provided by financing activities was $931,443 and $119,238 for the years ended December 31, 1997 and 1996, respectively. In the year ended December 31, 1997, the Company utilized $963,000 from the Line of Credit, to finance the Company's business operations, which was offset by a decrease of $31,557 in the Company's bank overdraft position. In the year ended December 31, 1996, the Company utilized $87,681 obtained from a line of credit (net of payments) to finance the Company's business operations, and the Company increased its bank overdraft position by $31,557.

     The Company's business plan contemplates continued expansion of operations from such increased operational capacity and to acquire additional and upgraded equipment and software based on future perceived needs by management. There can be no assurances that the Company will be able to generate business sources to meet existing operational capacity or that the Company will generate sufficient positive cash flow or develop additional sources of financing to continue the Company's business plan of growth and expansion.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS.

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 (SFAS No. 128), "Earnings Per Share," which is effective for financial statements issued for periods ending after December 31, 1997. SFAS No. 128 requires public companies to present specific disclosure of basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share based on the dilutive impacts of outstanding stock options or other convertible securities. There was no material difference between reported earnings per share and diluted earnings per share for the periods presented in the Company's financial statements.

     FASB recently issued SFAS No. 130, "Reporting Comprehensive Income," which is required to be adopted for financial statements issued for periods beginning after December 15, 1997. This statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined as revenue, expenses, gains and losses that, under generally accepted accounting principles, are included in comprehensive income, but excluded from net income (such as extraordinary and non-recurring gains and losses). SFAS No. 130 requires that items of comprehensive income be classified separately in the financial statements. SFAS No. 130 also requires that the accumulated balance of comprehensive income items be reported separately from retained earnings and paid-in capital in the equity section of the balance sheet. SFAS No. 130 is not anticipated to have a material effect on the Company's financial position or results of operations.

     FASB recently issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is required to be adopted for financial statements issued for periods beginning after December 15, 1997. SFAS No. 131 is not required to be applied to interim financial statements in the initial year of application. SFAS No. 131 requires that financial and descriptive information about operating segments be reported. Generally, financial information will be required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. SFAS No. 131 is not anticipated to have any effect on the Company's financial position or results of operations.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company maintains offices at 2701 West Oakland Park Boulevard, Second Floor, Fort Lauderdale, Florida 33311, where the Company utilizes 2,886 square feet of office space at an annual cost of $45,881, including sales and use taxes. This office space is leased from Century which may be deemed to be an affiliate of Messrs. Baetz and Gallant, who are directors and principal stockholders of the Company, for a period of 12 months or until November 30, 1998. Management of the Company believes that the terms of this lease are at least as good as may be obtained from an unaffiliated third party. See "Item 7 - Certain Relationships and Related Transactions."

     The Company leases 52,248 square feet of office space located at 1157 North 5th, Abilene, Texas 79601, from SSI, formerly an affiliate of the Company, now unaffiliated with the Company, at an aggregate monthly rental of $33,477. Most of this leased office space is leased for a period of two years, from August 1, 1997 to July 31, 1999. A small portion of this office space is only leased for one year, with the lease on that portion terminating on July 31, 1998. All portions of the leased space are automatically renewable for a like period of time, if notification of termination is not made by SSI to the Company or vice versa, within 180 days prior to the expiration of the term of the lease. The lease is subject to adjustment at the time of renewal if there is an increase in the Consumer Price Index for the year prior to the renewal date. Furthermore, SSI has granted to the Company a right of first refusal to lease any additional office space that may become available at that address. See "Item 7 - Certain Relationships and Related Transactions."

     On April 2, 1998, the Company acquired from an unaffiliated third party, real property consisting of land and a 3,400 square foot building, located at 325 Hickory Street, Abilene, Texas 79601. This property was acquired by the Company to act as a credit card embossing center as required by VISA and MasterCard. The Company paid $68,000 to acquire the property and is in the process of making approximately $140,000 of improvements to the building.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of June 10, 1998, the Company had issued and outstanding 12,725,000 shares of Common Stock. The following table reflects, as of June 10, 1998, the beneficial Common Stock ownership of: (a) each director of the Company, (b) each current named executive officer, (c) each person known by the Company to be a beneficial owner of five percent (5%) or more of its Common Stock and (d) all executive officers and directors of the Company as a group:


NAME AND ADDRESS OF BENEFICIAL OWNER         NUMBER OF SHARES(1)      PERCENT
------------------------------------         -------------------      -------
Glenn M. Gallant
3020 N. W. 33rd Avenue
Fort Lauderdale, Florida 33311                  5,315,625             41.77

Douglas R. Baetz
3020 N. W. 33rd Avenue
Fort Lauderdale, Florida 33311                  5,315,625             41.77

Kenneth A. Klotz
1157 North 5th
Abilene, Texas 79601                                2,000             (2)

Charles LaMontagne
1157 North 5th
Abilene, Texas 79601                                6,000             (2)

Olan Beard
1157 North 5th
Abilene, Texas 79601                                2,000             (2)

Robert M. Feldman
2720 Sonata Drive
Columbus, Ohio  43209                              19,000             (2)

Donald L. Thone
5850 San Filipe, Suite 500
Houston, Texas  77057                                  --             (2)

All Directors and Officers as a Group
                         (7 persons)           10,660,250             83.77

--------------------
     #    Pursuant to the rules of the Commission, shares of Common Stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

     (1) These numbers give effect to a 1 for 2 reverse stock split which occurred on September 23,
1997.
     (2) Represents less than 1% of the issued and outstanding shares of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors of the Company currently have terms which will end at the next annual meeting of the stockholders of the Company or until their successors are elected and qualify, subject to their prior death, resignation or removal. There is no familial relationship among any of the officers or directors of the Company. The following reflects certain biographical information on the current directors and executive officers of the Company:


NAME                                   POSITION                      AGE
----                                   --------                      ---
Glenn M. Gallant                Secretary, Chairman of the
                               Board of Directors and Director        43

Douglas R. Baetz                         Director                     47

Kenneth A. Klotz                  President and Director              53

Charles LaMontagne               Chief Financial Officer
                                       and Director                   45

Olan Beard                       Vice President and Director          44

Robert M. Feldman                         Director                    65

Donald L. Thone                           Director                    52

     GLENN M. GALLANT has served as the Company's Chairman of the Board of Director and Secretary since September 23, 1997. Mr. Gallant is a financier with years of experience in development and management in a wide range of industries. Together with Douglas R. Baetz, Mr. Gallant owns and supervises the management of New SeaEscape Cruises, Inc., a cruise line operating from South Florida, and Network Holdings International, Inc., a publicly-traded sales organization that markets various travel products. In addition, Mr. Gallant owns and supervises the operations for Berwyn, a credit card service company and Century a credit card issuing company. There have been and will continue to be significant business transactions between the Company, Mr. Gallant and his affiliates. See "Item 7 - Certain Relationships and Related Transactions."

     DOUGLAS R. BAETZ has served as a director of the Company since September 23, 1997. Mr. Baetz is a financier with years of experience in development and management in a wide range of industries. Together with Glenn Gallant, Mr. Baetz owns and supervises the management of New SeaEscape Cruises, Inc., a cruise line operation from South Florida and Network Holdings International, Inc., a publicly-traded sales organization that markets travel products. In addition, Mr. Baetz owns and supervises the operations for Berwyn, a credit card service company and Century a credit card issuing company. There have been and will continue to be significant business transactions between the Company, Mr. Baetz and his affiliates. See "Item 7 - Certain Relationships and Related Transactions."

     KENNETH A. KLOTZ joined FICI in 1994 as President and Chief Executive Officer. Mr. Klotz became a member of the Company's Board of Directors on September 23, 1997 and has served as the Company's President and Chief Executive Officer since that date. Mr. Klotz has worked extensively in the computer data processing industry for over thirty years, generally focusing on the management of information systems using mainframe computer equipment. Mr. Klotz has served in key executive roles for the last fourteen years.

     CHARLES LAMONTAGNE joined FICI in 1994 as Senior Vice President of Banking Services and Chief Financial Officer. Mr. LaMontagne became a member of the Company's Board of Directors on September 23, 1997 and has served as the Company's Senior Vice President of Banking Services since that date. On March 10, 1998, Mr. LaMontagne was appointed Chief Financial Officer of the Company. Prior to joining FICI, Mr. LaMontagne worked in a variety of Texas banks and refining companies for over nineteen years, generally focusing on controller responsibilities. Mr. LaMontagne has extensive experience in a wide array of issues pertaining to financial control and budgeting.

     OLAN BEARD joined FICI in 1994 as Senior Vice President of Credit Card Services and Chief Operations Officer. Mr. Beard became a member of the Company's Board of Directors on September 23, 1997, and has served as the Company's Senior Vice President and Chief Operations Officer since that date. Prior to joining FICI, Mr. Beard worked in a variety of Texas banks for over twenty years, gradually ascending the line of command, and serving in key executive positions for the past sixteen years. Mr. Beard has extensive experience in operations generally and in credit card operations particularly.

     ROBERT FELDMAN, joined the Board of Directors of the Company on June 4, 1998. Mr. Feldman has been the President, Chief Executive Officer and Chairman of the Board of Directors of Health & Leisure, Inc. a public Company from 1993 to the present. Mr. Feldman acts as a consultant in the health care industry. Mr. Feldman holds a bachelor of Science Degree from Ohio State University in Pharmacy.

     DONALD L. THONE joined the Board of Directors on June 4, 1998. Mr. Thone is President and Chief Executive Officer os Synagro Technologies, Inc., since January, 1994. Mr. Thone has managed numerous companies in the environmental industry. Mr. Thone holds a Bachelors of Science Degree from Arkansas Tech. University in 1969 and an MED degree from Northeastern State University in 1975.

LIMITATION ON DIRECTORS' LIABILITIES.

     Pursuant to the Company's Certificate of Incorporation and under Delaware law, directors of the Company are not liable to the Company or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit. See "Part II - Item 5 - Indemnification of Directors and Officers."

ITEM 2.  EXECUTIVE COMPENSATION

     The Company does not have any written compensation agreements with any of its executive officers.

     SUMMARY COMPENSATION TABLE. The following table sets forth certain information concerning compensation of certain of the Company's executive officers (the "Named Executives"), including the Company's Chief Executive Officer and all executive officers whose total annual salary and bonus exceeded $100,000, for the years ended December, 1997 and 1996:


                                                                                                 Long Term Compensation
                                                                                          -------------------------------------
                                                  Annual Compensation                       Awards                     Payouts
                                          ---------------------------------               -----------                ----------
(a)                           (b)        (c)            (d)           (e)          (f)      (g)            (h)          (I)
Name and                                                                            Other   Restricted     LTIP         All Other
Principal                                Salary         Bonus         Compen-      Awards   Options/       Payouts      Compen-
Position                      Year        ($)            ($)          sation         ($)    SARs (#)         ($)        sation ($)
--------                      ----       ------         -----         -------      ------   ----------------------      ----------
Kenneth A. Klotz(1)           1997       86,000          -0-           -0-          2,400     --            --           --
                              1996       86,000          -0-           -0-          2,400     --            --           --
Lynn Dixon(2)                 1997       -0-             -0-           -0-           -0-      --            --           --
                              1996       -0-             -0-           -0-           -0-      --            --           --



(FOOTNOTES ON NEXT PAGE)

(FOOTNOTES TO PRECEDING PAGE)

(1) Mr. Klotz was appointed as the Company's Chief Executive Officer on September 23, 1997. Mr. Klotz's combined annualized base compensation during the fiscal year ended December 31, 1997 was $86,000. Mr. Klotz does not have a written employment agreement with the Company or FICI.

(2)  Mr. Lynn Dixon served as Chief Executive Officer without compensation.

     STOCK OPTION PLAN

     As of March 25, 1998, the Company's Board of Directors approved a 1998 Stock Option Plan (the "Stock Option Plan"), which was approved by Board of Directors on March 25, 1998 and will be submitted to the Shareholders for approval at the next annual meeting of shareholders anticipated to take place in the first half of 1998. The Company has reserved for issuance thereunder an aggregate of 1,250,000 shares of Common Stock. The Stock Option Plan provides for the grant to employees of the Company of incentive stock options within the meaning of Section 422 of the Code, and for the grant to employees and consultants of nonstatutory stock options. The Stock Option Plan limits the number of shares that can be granted to any one individual in any fiscal year to 125,000 shares. A description of the Stock Option Plan is set forth below. The description is intended to be a summary of the material provisions of the Stock Option Plan and does not purport to be complete.

     GENERAL. The general purposes of the Stock Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company's business. It is intended that these purposes will be effected through the granting of stock options, which may be either "incentive stock options" as defined in Section 422 of the Code, or nonstatutory stock options.

     The Stock Option Plan provides that options may be granted to the employees (including officers and directors who are employees) and consultants of the Company, or of any parent or subsidiary of the Company. Incentive stock options may be granted only to employees. An employee or consultant who has been granted an option may, if otherwise eligible, be granted additional options.
The Company has not granted any options to purchase shares of Common Stock under the Stock Option Plan.

     ADMINISTRATION OF AND ELIGIBILITY UNDER STOCK OPTION PLAN. The Stock Option Plan, as adopted, provides for the issuance of options to purchase shares of Common Stock to officers, directors, employees, independent contractors and consultants of the Company and its subsidiaries as an incentive to remain in the employ of or to provide services to the Company and its subsidiaries. The Stock Option Plan authorizes the issuance of incentive stock options ("ISOs"), non-qualified stock options ("NSOs") and stock appreciation rights ("SARs") to be granted by a committee (the "Committee") to be established by the Board of Directors to administer the Stock Option Plan, which will consist of at least two (2) outside directors of the Company.

     Subject to the terms and conditions of the Stock Option Plan, the Committee will have the sole authority to determine: (a) the persons ("optionees") to whom options to purchase shares of Common Stock and SARs will be granted, (b) the number of options and SARs to be granted to each such optionee, (c) the price to be paid for each share of Common Stock upon the exercise of each option, (d) the period within which each option and SAR will be exercised and any extensions thereof, and (e) the terms and conditions of each such stock option agreement and SAR agreement which may be entered into between the Company and any such optionee.

     All officers, directors and employees of the Company and its subsidiaries and certain consultants and other persons providing significant services to the Company and its subsidiaries will be eligible to receive grants of options and SARs under the Stock Option Plan. However, only employees of the Company and its subsidiaries are eligible to be granted ISOs.

     STOCK OPTION AGREEMENTS. All options granted under the Stock Option Plan will be evidenced by an option agreement or SAR agreement between the Company and the optionee receiving such option or SAR. Provisions of such agreements entered into under the Stock Option Plan need not be identical and may include any term or condition which is not inconsistent with the Stock Option Plan and which the Committee deems appropriate for inclusion.

     INCENTIVE STOCK OPTIONS. Except for ISOs granted to stockholders possessing more than ten percent (10%) of the total combined voting power of all classes of the securities of the Company or its subsidiaries to whom such ownership is attributed on the date of grant ("Ten Percent Stockholders"), the exercise price of each ISO must be at least one hundred percent (100%) of the fair market value of the Company's Common Stock as determined on the date of grant. ISOs granted to Ten Percent Stockholders must be at an exercise price of not less than one hundred ten percent (110%) of such fair market value.

     Each ISO must be exercised, if at all, within ten (10) years from the date of grant, but, within five (5) years of the date of grant in the case of ISO's granted to Ten Percent Stockholders. An optionee of an ISO may not exercise an ISO granted under the Stock Option Plan so long as such person holds a previously granted and unexercised ISO. The aggregate fair market value (determined at time of the grant of the ISO) of the Common Stock with respect to which the ISOs are exercisable for the first time by the optionee during any calendar year shall not exceed $100,000.

     As of the date of this Registration Statement, no ISO's have been granted.

     NON-QUALIFIED STOCK OPTIONS. The exercise price of each NSO will be determined by the Committee on the date of grant. The Company hereby undertakes not to grant any non-qualified stock options under the Stock Option Plan at an exercise price less than eighty five percent (85%) of the fair market value of the Common Stock on the date of grant of any non-qualified stock option under the Stock Option Plan. The exercise period for each NSO will be determined by the Committee at the time such option is granted, but in no event will such exercise period exceed ten (10) years from the date of grant.

     As of the date of this Registration Statement no NSO's have been granted.

     STOCK APPRECIATION RIGHTS. Each SAR granted under the Stock Option Plan will entitle the holder thereof, upon the exercise of the SAR, to receive from the Company, in exchange therefor, an amount equal in value to the excess of the fair market value of the Common Stock on the date of exercise of one share of Common Stock over its fair market value on the date of exercise of one share of Common Stock over its fair market value on the date of grant (or in the case of an SAR granted in connection with an option, the excess of the fair market of one share of Common Stock at the time of exercise over the option exercise price per share under the option to which the SAR relates), multiplied by the number of shares of Common Stock covered by the SAR or the option, or portion thereof, that is surrendered.

     SARs will be exercisable only at the time or times established by the Committee. If an SAR is granted in connection with an option, the SAR will be exercisable only to the extent and on the same conditions that the related option could be exercised. The Committee may withdraw any SAR granted under the Stock Option Plan at any time and may impose any conditions upon the exercise of an SAR or adopt rules and regulations from time to time affecting the rights of holders of SARs.

     As of the date of this Registration Statement, no SAR's have been granted.

     TERMINATION OF OPTION AND TRANSFERABILITY. In general, any unexpired options and SARs granted under the Stock Option Plan will terminate: (a) in the event of death or disability, pursuant to the terms of the option agreement or SAR agreement, but not less than six (6) months or more than twelve (12) months after the applicable date of such event, (b) in the event of retirement, pursuant to the terms of the option agreement or SAR agreement, but no less that thirty (30) days or more than three months after such retirement date, or (c) in the event of termination of such person other than for death, disability or retirement, until thirty (30) days after the date of such termination. However, the Committee may in its sole discretion accelerate the exercisability of any or all options or SARs upon termination of employment or cessation of services.
The options and SARs granted under the Stock Option Plan generally will be non-transferable, except by will or the laws of descent and distribution.

     ADJUSTMENTS RESULTING FROM CHANGES IN CAPITALIZATION. The number of shares of Common Stock reserved under the Stock Option Plan and the number and price of shares of Common Stock covered by each outstanding option or SAR under the Stock Option Plan will be proportionately adjusted by the Committee for any increase or decrease in the number of issued and outstanding shares of Common Stock resulting from any stock dividends, split-ups, consolidations, recapitalizations, reorganizations or like event.

     AMENDMENT OR DISCONTINUANCE OF STOCK OPTION PLAN. The Board of Directors has the right to amend, suspend or terminate the Stock Option Plan at any time. Unless sooner terminated by the Board of Directors, the Stock Option Plan will terminate on December 31, 2006, the tenth anniversary date of the effectiveness of the Stock Option Plan.

     OTHER OPTIONS. As of the date of this Registration Statement, the Company has granted options to purchase shares of the Company's Common Stock, to any officer director or employee.

     COMPENSATION OF DIRECTORS

     The Company does not currently compensate directors for services rendered as directors.

     TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

     The Company and its subsidiaries have no compensatory plans or arrangements which relate to the resignation, retirement or any other termination of an executive officer or key employee with the Company or a change in control of the Company or a change in such executive officer's or key employee's responsibilities following a change in control.

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors has no standing compensation committee or other board committee performing equivalent functions.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On February 28, 1997, the Company determined that its two subsidiaries, Central Capital Corp. and Hudson Resources, Inc. has no value and would hinder the Company's plans for acquisition. Therefore, the shares of the two subsidiaries were sold to Lynn Dixon, the Company's then principal shareholder, for $1,361.

     On September 23, 1997, Columbia acquired all of the FICI Common Stock from Messrs. Baetz and Gallant. Pursuant to the terms of the agreement of acquisition of the FICI Common Stock, Messrs. Baetz and Gallant received 10,631,250 shares of Common Stock (after Columbia effectuated a 1 for 2 reverse stock split of its common stock) in exchange for the FICI Common Stock, which represented approximately 85% of Columbia's then issued and outstanding Common Stock.

     On July 11, 1997, the Company entered into an agreement with Baytree, for Baytree to act as an exclusive agent in connection with the possible merger or reorganization of the Company with the Company. Baytree received from the Company $150,000 in cash and 618,750 shares of the Company's Common Stock, as a fee for services rendered to the Company for arranging the transactions which are the subject of the Stock Purchase Agreement. Baytree is not an affiliate of the Company or Messrs. Baetz and Gallant.

     Messrs. Baetz and Gallant, directors and the largest shareholders of the Company, have existing business relationships and affiliations involving entities with which the Company is doing business. These business entities include Century, Berwyn, Access Communications Corp. ("Access") and FiScrip.
All transactions between the Company and any of these affiliated entities may be deemed to not be at arms' length. However, management of the Company believes that in all such cases the terms of the agreements between the Company and any of these affiliated entities are on terms at least equal to, if not better than, the terms available from unaffiliated third parties.

     On July 11, 1997, Messrs. Baetz and Gallant purchased FiScrip, which produces software and firmware that drives ATMs and a wide-array of credit card and debit card point-of-sale swipe machines. FiScrip has entered into and agreement with the Company to provide services in connection with a certain agreement that FiScrip has, with an unaffiliated third party. The transaction fee is in addition to the merchant application and statement fees. EBT transactions are estimated to produce a gross transaction fee of $0.06 to $0.09 per transaction, paid by the federal government, of which the Company will be paid a per transaction fee of $0.02 and a fee of $3.50 per monthly statement generated by the Company. This is in addition to certain other access fees that the customer and merchant are charged.

     The recent growth in volume of credit card processing transactions serviced by the Company is due to new customers of the Company arranged for by Messrs. Baetz and Gallant and their affiliates. Much of the anticipated short term future growth in the business of the Company is expected to be derived from agreements with BestBank and FiScrip, which were similarly arranged for by Messrs. Baetz and Gallant or their affiliates. Messrs. Baetz and Gallant operate businesses in other aspects of the credit card industry. No assurance can be given that such companies will continue to do business with the Company in the future or that the basis upon which they do business with the Company will be profitable to the Company. A loss of involvement in the Company by Messrs. Baetz and Gallant could have a material adverse effect upon the Company.


     On September 11, 1997, the Company entered into the agreement for the Line of Credit for aggregate maximums of $2,000,000 with Century. Century is not required to make advances under the Line of Credit. The Line of Credit is secured by all of the assets of the Company. The annual percentage rate charged by Century to the Company is 10% PER ANNUM. The Company used this line of credit for cash flow shortages before the October 25, 1997 conversion of the BestBank card portfolio to the Company's processing system. As of October 31, 1997, the Company had drawn down on the Line of Credit to the extent of $ 1,400,000. As of the date of this Registration Statement the Line of Credit balance was $850,000. See "Item 2 - Management's Discussion and Analysis or Plan of Operation."

     The Company maintains offices at 2701 West Oakland Park Boulevard, Second Floor, Fort Lauderdale, Florida 33311, where the Company utilizes 2,886 square feet of office space at an annual cost of $45,881, including sales and use taxes. This office space is leased from Century which may be deemed to be an affiliate of Messrs. Baetz and Gallant, for a period of 12 months or November 30, 1998. Management of the Company believes that the terms of this lease are on terms at least as good as may be obtained from an unaffiliated third party.

     The Company leases 52,248 square feet of office space located at 1157 North 5th, Abilene, Texas 79601, from SSI, formerly an affiliate of the Company, now unaffiliated with the Company, at an aggregate monthly rental of $33,477. Most of this leased office space is leased for a period of two years, from August 1, 1997 to July 31, 1999. A small portion of this office space is only leased for one year, with the lease on that portion terminating on July 31, 1998. All portions of the leased space are automatically released for a like period of time if notification of termination is not made by SSI to the Company and vice versa within 180 days prior to the expiration of the term of the lease. The lease is subject to adjustment at the time of renewal if there is an increase in the Consumer Price Index for the year prior to the renewal date. Furthermore, SSI granted to the Company a right of first refusal to lease any additional office space that may become available at that address.

     As of the date of this Registration Statement, the Company continues to provide to Security State Bank, a former affiliate of the Company, data processing services. For the year ended December 31, 1997, the services so provided by the Company amounted to $1,179,237 and for the five months ended May 31, 1998 the services provided by the Company amounted to $437,424.

     On March 20, 1998, the Company entered into a consulting agreement with Worldwide Corporate Finance ("Worldwide"). Worldwide, through its individual affiliate. Michael Markow, provides the Company with consulting services, including long term business, managerial and financial planning; investigating and analysis in corporate reorganizations and expansion in merger and acquisition opportunities; and the introduction of business opportunities for credit card processing services. The consulting agreement expires on March 19, 1999. As the initial compensation for services, the Company granted to Mr. Markow options to purchase up to 300,000 shares of Common Stock, which are the subject of a currently effective registration statement, on the following terms and conditions: (i) options to purchase up to 150,000 shares of Common Stock at an exercise price of $0.95 per share, exercisable from April 1, 1998 until March 31, 1999; (ii) options to purchase up to 75,000 shares of Common Stock at an exercise price of $0.95 per share, exercisable from June 19, 1998 until March 19, 1999; and (iii) options to purchase up to 75,000 shares of Common Stock at an exercise price of $0.95 per share, exercisable from September 19, 1998 until September 19, 1999. As June 10, 1998, Mr. Markow has exercise 225,000 of these options.

     Worldwide has elected to receive payment in the form of non-cash transactions by exercising the options against amounts otherwise payable for services rendered by Mr. Markow, in which the fee will be considered to be paid in full by delivery to Mr. Markow of the shares underlying such options upon exercise thereof.

     Additional compensation, consisting of options to purchase up to 400,000 shares of Common Stock, have also been issued to Mr. Markow, which are the subject of a currently effective registration statement, on the following terms and conditions: (i) options to purchase up to 100,000 shares of Common Stock at an exercise price of $1.70 per share, exercisable from April 1, 1998 until August 31, 1998; (ii) options to purchase up to 100,000 shares of Common Stock at an exercise price of $1.70 per share, exercisable from April 1, 1998 until October 31, 1998; (iii) options to purchase up to 100,000 shares of Common Stock at a per share exercise price equal to 85% of the closing bid market value of the Common Stock on the date of exercise of such options, exercisable from April 1, 1998 until March 31, 1999; and (iv) options to purchase up to 100,000 shares of Common Stock at a per share exercise price equal to 85% of the closing bid market value of the Common Stock on the date of exercise of such options, exercisable from April 1, 1998 until March 31, 2000.

     On March 20, 1998, the Company entered into an additional consulting agreement with Worldwide which provides compensation relating to prospective financing related transactions, in the form of restricted securities, on a transaction by transaction basis.

     On May 1, 1998, the Company entered into a three year agreement with Access, a company whose common stock is owned by Messrs. Baetz and Gallant and thus may be deemed to be an affiliate of the Company. Access is a reseller of long distance telephone and other telecommunications services and products. Access believes that it is able to offer its customers better rates on long distance then they can obtain from major facilities-based carriers in exchange for volume purchase commitments. However, no assurance to this effect can be given The agreement designates Access as the carrier of choice and call for Access to charge the Company $0.0525 per minute for all long distance calls.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

     The Company is authorized to issue 50,000,000 shares of $0.001 par value Common Stock. Subject to those preferential rights, as may be determined by the Board of Directors of the Company in the future in connection with the issuance of a series of Preferred Stock, holders of Common Stock are entitled to cast one vote for each share held of record, to receive such dividends as may be declared by the Board of Directors out of legally available funds and to share ratably in any distribution of the Company's assets after payment of all debts and other liabilities, upon liquidation, dissolution or winding up. Stockholders do not have preemptive rights or other rights to subscribe for additional shares, and the Common Stock is not subject to redemption. The outstanding shares are validly issued, fully paid and nonassessable.

     Under Delaware law, each holder of a share of Common Stock is entitled to one vote per share for each matter submitted to the vote of the stockholders, and cumulative voting is allowed for the election of directors, if provided for in the Certificate of Incorporation. The Company's Certificate of Incorporation does not provide for cumulative voting.

PREFERRED STOCK

     The Company's articles of incorporation authorizes the issuance of up to 5,000,000 shares of $0.001 par value preferred stock. There are no shares of Preferred stock issued. The Company's board of directors has the power, without further action by the holders of common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in such one or more series as designated by the board of directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The board of directors effects a designation of each series of preferred stock by filing with the Delaware Secretary of State a certificate of designation defining the rights and preferences of each such series.

CERTAIN BUSINESS COMBINATION AND OTHER PROVISION OF CERTIFICATE OF INCORPORATION

     As a Delaware corporation, the Company is currently subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired eighty five percent (85%) or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least sixty-six and two-thirds percent (66-2/3%) of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person who is: (i) the owner of fifteen percent (15%) or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and who was the owner of fifteen percent (15%) or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

     A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such bylaw or certificate of incorporation amendment shall not become effective until twelve
(12) months after the date it is adopted. The Company has not adopted such an amendment to its Certificate of Incorporation or Bylaws.

     The holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation or dissolution of the Company, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities of the Company. No dividend has been declared or paid by the Company since its inception.

                                       PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

COMMON STOCK

     As of June 10, 1998, the authorized capital stock of the Company consisted of 50,000,000 shares of common stock, par value $0.001 per share (the "Common Stock") and 5,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"). As of June 10, 1998, there were issued and outstanding 12,725,000 shares of Common Stock and no shares of Preferred Stock have been issued. See "Item 7 - Certain Relationships and Related Transactions."

     The Company's Common Stock is listed for trading on the Over-The-Counter Bulletin Board ("OTCB") maintained by the National Association of Securities Dealers under the symbol "CLCK." The Company's Common Stock has a very limited trading history and has only been quoted on the OTCB since July 28, 1997.

     The following table sets forth quotations for the bid and asked prices for the Company's Common Stock for the periods indicated below, based upon quotations between dealers, without adjustments for retail mark-ups, mark-downs or commissions, and therefore may not represent actual transactions:


                                 BID PRICES                 ASKED PRICE
                                 ----------                 -----------

                                 HIGH     LOW               HIGH    LOW
                                 ----     ---               ----    ---
 YEAR ENDING DECEMBER 31, 1997

 3rd Quarter                     $3.50    $3.25             $5.25   $5.00

 4th Quarter                     1.375    1.00              1.50    1.25


 YEAR ENDING DECEMBER 31, 1998

 1st Quarter                     2.00     0.875             2.50    1.125



     The bid and asked sales prices of the Company's Common Stock, as traded in the over-the-counter market, on May 31, 1998, were $4.00 and $4.06, respectively. These prices are based upon quotations between dealers, without adjustments for retail mark-ups, mark-downs or commissions, and therefore may not represent actual transactions.

TRANSFER AGENT

     The transfer agent for the Company is Interwest Stock Transfer Co., Inc., 1981 East 4800 South, Salt Lake City, Utah 84117.

ANNUAL REPORTS

     The Company is currently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549; at its New York Regional Office, Room 1300, 7 World Trade Center, New York, New York, 10048; and at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such materials can be obtained from the Public Reference Section at prescribed rates. In addition, such materials may be accessed electronically at the Commission's site on the World Wide Web, located at http://www.sec.gov. The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

DIVIDEND POLICY

     The Company has paid no dividends on its Common Stock as of the date of this Registration Statement and there are no plans for paying dividends on the Common Stock in the foreseeable future. The Company intends to retain earnings, if any, to provide funds for the expansion of the Company's business.

SHARES ELIGIBLE FOR FUTURE SALE

     The shares issued to Messrs. Baetz and Gallant and Bay Tree are "restricted securities" as that term is defined in Rule 144 promulgated under the Act. In general, under Rule 144 as currently in effect, a person

(or persons whose shares are aggregated) who has beneficially owned restricted securities shares for a least one year, including persons who may be deemed "affiliates" of the Company, as that term is defined under the Act, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A person who has not been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned his shares for at least one year, would be entitled under Rule 144 to see such shares without regard to any volume limitations under Rule 144.

     Future sales of shares of Common Stock by the Company and its stockholders could adversely affect the prevailing market price of the Common Stock. As of June 10, 1998, 12,725,000 shares of Common Stock which are free trading shares or are eligible to have the restrictive legend removed pursuant to Rule 144(k) promulgated under the Securities Act. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. Pursuant to its Certificates of Incorporation, the Company has the authority to issue additional shares of Common Stock. The issuance of such shares could result in the dilution of the voting power of the currently issued and outstanding Common Stock.

ITEM 2.  LEGAL PROCEEDINGS

     To the knowledge of management, there is no material litigation pending or threatened against the Company, its subsidiaries or any of their executive officers or directors.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      By letter dated December 4, 1997, the Company terminated David T. Thompson, P.C. as independent certified accountants for the Company.

     The Company's former independent certified accountants' annual report covering the fiscal year ended December 31, 1996 did not include an adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the most recent fiscal year and during any subsequent interim periods preceding such termination, there has not developed any disagreement between such former independent certified accountants and management of the Company or other reportable events which have not been resolved to the Company's former independent certified accountants' satisfaction. David T. Thompson, P.C. had been the Company's independent certified accountants since February, 1993.

     As of December 4, 1997, the Company engaged Davis, Kinard & Co., P.C. as the Company's independent auditors to replace David T. Thompson, P.C., whose report with respect to the Company's financial statements for the fiscal years ended December 31, 1996, has been included in this Registration Statement.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     On September 23, 1997, the Company acquired all of FICI Common Stock from Messrs. Baetz and Gallant in a reorganization and issued to Messrs Baetz and Gallant 10,631,250 shares of Common Stock (after Columbia effectuated a 1 for 2 reverse stock split of its common stock) in exchange for the FICI Common Stock, which represented approximately 85% of Columbia's then issued and outstanding Common Stock. In connection with the purchase of the FICI common stock by the Company, 618,750 shares of Common Stock were issued by the Company to Baytree as a fee for services rendered to the Company for arranging the transactions which are the subject of the Stock Purchase Agreement. All of the securities issued by the

Company in these transactions were to "accredited investors" pursuant to Rule 506 promulgated under Regulation D of the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation and Bylaws designate the relative duties and responsibilities of the Company's officers, establish procedures for actions by directors and stockholders and other items. The Company's Certificate of Incorporation and Bylaws also contain extensive indemnification provisions which will permit the Company to indemnify its officers and directors to the maximum extent provided by Delaware law.

     A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including amounts paid in settlement and attorney's fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he or she must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense. Any indemnification under this section, unless ordered by a court or advanced pursuant to this section, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) by the stockholders; (b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     The certificate of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to this section or for the advancement of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and (b) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                                       PART F/S

     The following financial statements are provided:

     The consolidated financial statements and related notes of Columbia Capital Corp. and subsidiary for the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997 and 1996, including the consolidated balance sheets at March 31, 1998 and 1997 and December 31, 1997 and 1996, and the related consolidated income statements and statement of changes in shareholders' equity and cash flows for the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997 and 1996.

     The financial statements and related notes of First Independent Computers, Inc., for the four months ended April 30, 1997 and the year ended December 31, 1996, including the balance sheets at April 30, 1997 and December 31, 1996 and the related income statements, changes in shareholders' equity and cash flows for the four months ended April 30, 1997 and the year ended December 31, 1996.

     The unaudited pro forma consolidated financial statements of Columbia Capital Corp. and subsidiary for the three months ended March 31, 1998 and 1997 and the year ended December 31, 1997 and 1996, including the consolidated pro forma balance sheets at March 31, 1998 and 1997 and December 31, 1997 and 1996, and the related consolidated pro forma income statements and statements of changes in shareholders' equity and cash flows for the three months ended March 31, 1998 and 1997 and the year ended December 31, 1997 and 1998.

                                       PART III

ITEM 1    INDEX TO EXHIBITS
          -----------------


Exhibit             Description of Document
-------             -----------------------
2.1                 Agreement and Plan of Reorganization (September 23, 1997)
3.1                 Certificate of Incorporation, as amended
3.2                 Bylaws
4.1                 Specimen Stock Certificate
10.1                Lease Agreement  (Fort Lauderdale, Florida)
10.2                Lease Agreement  (Abilene, Texas)
10.3                Form of Data Processing Services Agreement
10.4                Financial Consulting Agreement with Michael Markow (March
                    20, 1998) (1)
10.5                Line of Credit Agreement
10.6                Stock Option Plan
16.1                Letter re Change of Certified Public Accountant;
                     David T. Thompson, P.C., dated December 4, 1997 (2)
24.1                Power of Attorney (included on signature page)
27.1                Financial Data Schedule

----------------

(1)  Filed as part of a Registration Statement on Form S-8, dated April 14,
1998.
(2) Filed first as part of the Annual Report on Form 10-KSB for the year ended December 31, 1997, as amended.

                                      SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   COLUMBIA CAPITAL CORP.


Dated: June 16, 1998                         By: /s/Kenneth A. Klotz
                                                 ----------------------------
                                                 Kenneth A. Klotz, President

     Pursuant to the requirements of the Securities Exchange Act, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth A. Klotz as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      NAME                               TITLE                    DATE
---------------------                  ---------                 -------


/s/ Douglas R. Baetz                    Director                 June 16, 1998
---------------------
Douglas R. Baetz


/s/ Olan Beard                          Director                 June 16, 1998
---------------------
Olan Beard


/s/ Glenn M. Gallant                    Director                 June 16, 1998
---------------------
Glenn M. Gallant


/s/ Kenneth A. Klotz                    Director                 June 16, 1998
---------------------
Kenneth A. Klotz


/s/ Charles LaMontagne                  Director                 June 16, 1998
---------------------
Charles LaMontagne

/s/ Robert M. Feldman                   Director                 June 16, 1998
---------------------
Robert M. Feldman

/s/ Donald L. Thone                     Director                 June 16, 1998
---------------------
Donald L. Thone

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
COLUMBIA CAPITAL CORP.

The accompanying balance sheet of COLUMBIA CAPITAL CORP. as of March 31, 1998, and the related statements of income, retained earnings, and cash flows for the year then ended were not audited by us and, accordingly, we do not express an opinion on them.

The financial statements for the year ended December 31, 1997, were audited by us, and we expressed an unqualified opinion on them in our report dated January 21, 1998 (except for Note 13, as to which the date is March 20,
1998), but we have not performed any auditing procedures since that date.



                                             DAVIS, KINARD & CO., P.C.


Abilene, Texas
May 22, 1998

                            COLUMBIA CAPITAL CORP.
                          CONSOLIDATED BALANCE SHEETS
               THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED) AND
                     YEAR ENDED DECEMBER 31, 1997 (AUDITED)

                                                                      March 31,     December 31,
                                                                        1998            1997
                                                                    (Unaudited)      (Audited)
                                                                    ----------      ----------
                ASSETS
Current assets
  Cash and cash equivalents                                         $  312,828      $   17,861
  Interest bearing deposits with banks                                 603,578         303,578
  Accounts receivable, net                                             568,842         522,538
  Prepaid expenses and other assets                                    463,543         349,160
  Deferred tax asset                                                         -         122,209
                                                                    ----------      ----------
      Total current assets                                           1,948,791       1,315,346

Premises and equipment                                                 661,039         562,598
  Less accumulated depreciation                                         80,493          47,914
                                                                    ----------      ----------
      Net property and equipment                                       580,546         514,684

Other assets
  Deferred tax asset                                                    52,033          52,033
  Goodwill, net of accumulated amortization of $44,640 and 32,466      929,284         941,458
                                                                    ----------      ----------
      Total other assets                                               981,317         993,491
                                                                    ----------      ----------

         TOTAL ASSETS                                               $3,510,654      $2,823,521
                                                                    ----------      ----------
                                                                    ----------      ----------


    LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Bank overdraft                                                   $   155,582      $        -
  Accounts payable                                                     262,250               -
  Accrued expenses and other liabilities                               470,017         299,941
  Federal income tax payable                                           100,314               -
  Notes payable - related party                                        900,000       1,300,000
  Accrued interest payable                                               8,329          11,589
                                                                    ----------      ----------
      Total current liabilities                                      1,896,492          11,589

SHAREHOLDERS' EQUITY
  Common stock, $.001 par value; 50,000,000 shares
    authorized; 12,500,000 issued and outstanding                       12,500          12,500
  Additional paid-in capital                                         1,681,230       1,681,230
  Accumulated deficit                                                  (79,568)       (481,739)
                                                                    ----------      ----------
      Total shareholders' equity                                     1,614,162       1,211,991
                                                                    ----------      ----------

         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $3,510,654      $1,223,580
                                                                    ----------      ----------
                                                                    ----------      ----------

The accompanying notes are an integral
part of these consolidated financial statements.

                               COLUMBIA CAPITAL CORP.

                           CONSOLIDATED INCOME STATEMENTS
                 THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED) AND
                        YEAR ENDED DECEMBER 31, 1997 (AUDITED)


                                                                     March 31,      December 31,
                                                                       1998            1997
                                                                    (Unaudited)      (Audited)
                                                                    ----------      ----------
REVENUES
  Pride revenue                                                     $   95,000      $  451,600
  Credit card revenue                                                1,964,717       1,856,062
  Banking revenue                                                      228,196         613,049
  Mail operations revenue                                              180,456         172,637
  Courier revenue                                                       21,885          66,730
  Other                                                                  5,124          18,000
                                                                    ----------      ----------
      Total revenues                                                 2,495,378       3,178,078

EXPENSES
  Salaries and employee benefits                                       671,283       1,448,629
  Auto maintenance                                                       4,813          18,187
  Travel and entertainment                                              14,054          95,998
  Equipment lease                                                      390,449         709,530
  Equipment maintenance                                                119,502         276,348
  Facilities rent                                                      105,190         217,867
  Facilities maintenance                                                10,569          21,072
  Depreciation                                                          32,578          43,404
  Amortization of goodwill                                              12,175          32,655
  Insurance                                                             13,723          26,939
  Computer and office supplies                                         126,892         167,912
  Postage and delivery fees                                             17,738          25,627
  Telephone                                                            155,840         125,313
  Professional and outside services                                    123,843         126,339
  Taxes                                                                 15,499          25,197
  Other operating                                                       37,393         106,780
                                                                    ----------      ----------
      Total expenses                                                 1,851,541       3,467,797
                                                                    ----------      ----------

INCOME (LOSS) FROM OPERATIONS                                          643,837        (289,719)

Other income (expense)
  Interest, net                                                        (37,062)        (57,019)
  Costs related to acquisition                                               -        (186,921)
  Net loss related to discontinued operations                                -          (1,432)
                                                                    ----------      ----------
      Total other income (expense)                                     (37,062)       (245,372)
                                                                    ----------      ----------

INCOME (LOSS) BEFORE TAX                                               606,775        (535,091)
  Income tax expense (benefit)                                         204,604        (110,723)
                                                                    ----------      ----------

NET INCOME (LOSS)                                                   $  402,171      $ (424,368)
                                                                    ----------      ----------
                                                                    ----------      ----------

Basic earnings per share                                                 $0.03          $(0.03)
                                                                    ----------      ----------
                                                                    ----------      ----------

Diluted earnings per share                                               $0.03          $(0.03)
                                                                    ----------      ----------
                                                                    ----------      ----------

Average shares outstanding                                          12,500,000      12,500,000
                                                                    ----------      ----------
                                                                    ----------      ----------

The accompanying notes are an integral
part of these consolidated financial statements.

                              COLUMBIA CAPITAL CORP.

              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED) AND
                      YEAR ENDED DECEMBER 31, 1997 (AUDITED)


                                                            Common Stock                         Additional
                                                    -------------------------      Paid-In       Accumulated
                                                      Shares           Amount      Capital         Deficit         Total
                                                    ----------        -------     ----------       --------     ----------
BALANCE - DECEMBER 31, 1996                          2,500,000          2,500         66,230        (57,371)        11,359

  Effect of reverse stock split                     (1,250,000)        (1,250)         1,250              -              -
  Equity acquired in stock exchange                 11,250,000         11,250      1,588,750              -      1,600,000
  Stock issued in exchange for services                      -              -         25,000              -         25,000
  Net loss                                                   -              -              -       (424,368)      (424,368)
                                                    ----------        -------     ----------       --------     ----------

BALANCE - DECEMBER 31, 1997 (AUDITED)               12,500,000         12,500      1,681,230       (481,739)     1,211,991

  Net income                                                 -              -              -        402,171        402,171
                                                    ----------        -------     ----------       --------     ----------

BALANCE - MARCH 31, 1998 (UNAUDITED)                12,500,000        $12,500     $1,681,230       $(79,568)    $1,614,162
                                                    ----------        -------     ----------       --------     ----------
                                                    ----------        -------     ----------       --------     ----------


The accompanying notes are an integral
part of these consolidated financial statements.

                              COLUMBIA CAPITAL CORP.

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                 THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED) AND
                       YEAR ENDED DECEMBER 31, 1997 (AUDITED)

                                                                      March 31,     December 31,
                                                                        1998             1997
                                                                    (Unaudited)       (Audited)
                                                                    -----------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                 $   402,171      $ (424,368)
  Adjustments to reconcile net income to
    net cash provided by operations
      Depreciation and amortization                                      44,753          76,059
      Deferred income taxes                                             122,209        (110,723)
    Increase (decrease) in
      Accounts receivable                                               (46,304)         54,010
      Deposits and prepaid expenses                                    (114,383)       (181,901)
    Decrease in
      Accruals and accounts payable                                     529,379          62,685
                                                                    -----------      ----------
Net cash provided by (used in) operating activities                     937,825        (524,238)

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of fixed assets                                              (98,440)       (263,963)
  Cash acquired in acquisition                                                -          34,304
  Investment in interest bearing deposit                               (300,000)       (201,000)
                                                                    -----------      ----------
Net cash used in investing activities                                  (398,440)       (430,659)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from line of credit, net of payments                        (400,000)        963,000
  Investment in interest bearing deposit                                155,582               -
                                                                    -----------      ----------
Net cash provided by (used in) financing activities                    (244,418)        963,000
                                                                    -----------      ----------

NET INCREASE IN
  CASH AND CASH EQUIVALENTS                                             294,967           8,103

Cash and cash equivalents at beginning of period                         17,861           9,758
                                                                    -----------      ----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $   312,828      $   17,861
                                                                    -----------      ----------
                                                                    -----------      ----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                                     $    37,061      $   57,019

NON CASH INVESTING AND FINANCING TRANSACTIONS:
  Equity increase resulting from acquisition
    Assets acquired                                                 $         -      $2,201,382
    Liabilities assumed                                                       -         601,382
                                                                    -----------      ----------
    Net assets                                                      $         -      $1,600,000
                                                                    -----------      ----------
                                                                    -----------      ----------

  Stock issued in exchange for services                             $         -      $   25,000

The accompanying notes are an integral
part of these consolidated financial statements.

                             COLUMBIA CAPITAL CORP.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of Columbia Capital Corp. (the Company) and its wholly-owned subsidiary, First Independent Computers, Inc. (the Subsidiary). Intercompany accounts and transactions have been eliminated.

    ORGANIZATION

    The Company was organized under the laws of the State of Delaware on February 5, 1993. The Company completed a private offering of its common stock in November 1993 (See Note 2).

    Central Capital Corp. (a former Subsidiary) was organized under the laws of the State of Delaware on February 5, 1993. Hudson Resources, Inc. (a former Subsidiary) was organized under the laws of the State of Delaware on May 17, 1994. (See Note 3)

    The Subsidiary was incorporated on October 21, 1983, pursuant to the provisions of the Texas Business Corporation Act. The Subsidiary's business activities include the processing of credit card purchases for numerous businesses in various industries throughout the United States and data processing for various banks. (See Note 5)

    CASH AND CASH EQUIVALENTS

    The Company considers investments with an original maturity of three months or less to be cash equivalents.

    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    ACCOUNTS RECEIVABLE

    The Company utilizes the allowance method for uncollectible accounts receivable. Management estimates the uncollectible accounts and provides for them in the allowance. The balance of the allowance for uncollectible accounts was $20,000 at December 31, 1997.

    REVENUE RECOGNITION

    The Company recognizes revenue when services have been provided to the customer.

                             COLUMBIA CAPITAL CORP.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

    PROPERTY, PLANT AND EQUIPMENT

        Fixed assets of the Company are reported at historical cost. Depreciation and amortization on assets purchased are computed by the following methods and useful lives:

            Furniture and fixtures        Straight-line             5 years
            Electronic equipment          Straight-line           5-7 years
            Automobiles                   Straight-line           3-5 years
            Office equipment              Straight-line             5 years
            Computer software             Straight-line             3 years

        Depreciation is computed using the straight line method over the estimated useful lives for financial statement purposes and an accelerated method of cost recovery over statutory recovery periods for tax purposes. Repairs and maintenance are expensed, whereas additions and improvements are capitalized.

        INTANGIBLE ASSETS

        Intangible assets are reported at historical cost and consist of goodwill. Goodwill is amortized using the straight-line method over 20 years. The Company has adopted the provisions of SFAS 121, under which the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. No provision for impairment has been recognized with respect to the Company's long lived assets.

        PREPAID ASSETS

        The Company has expenditures which benefit future periods which are recorded as prepaid assets or deferred costs and are amortized on a straight-line basis over the estimated or known period of benefit. Such prepaid assets and deferred costs include prepaid insurance, maintenance contracts, certain software licenses and supplies used in the normal operation of business.

        FEDERAL INCOME TAXES

        Deferred tax assets and liabilities are recognized for deductible and taxable temporary differences respectively. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets may be reduced by a valuation allowance when and if, in the opinion of management, the tax asset will, in part or in all, not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                             COLUMBIA CAPITAL CORP.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

        PER SHARE DATA

        In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128) was issued. Under SFAS 128, net earnings per share ("EPS") are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. SFAS 128 replaces fully diluted EPS, which the Company was not previously required to report, with EPS, assuming dilution. The Company adopted SFAS 128 effective December 31, 1997. There was no effect on loss per share from the implementation of SFAS 128 for the current period and the effect of this accounting change on previously reported EPS data is not significant. The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding in 1998 and 1997 of 12,500,000, adjusted retroactively to reflect the one for two reverse split effective September 1, 1997. No potential common shares existed at March 31, 1998 or December 31, 1997; therefore, basic loss per common share equals loss per common share assuming dilution.

        PREFERRED STOCK

        The Company, under its articles of incorporation, has the authority to issue up to five million (5,000,000) shares of preferred stock with a par value of $.001 each, totaling five thousand dollars ($5,000). The Board of Directors is authorized to provide for the issuance of the shares of preferred stock in series by filing a certificate pursuant to the applicable law of the State of Delaware, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences rights and limitations of the shares of each series.

        FAIR VALUES OF FINANCIAL INSTRUMENTS

        The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

        CASH AND SHORT-TERM INSTRUMENTS. The carrying amounts of cash and short-term instruments approximate their fair value.

        INTEREST BEARING DEPOSITS WITH BANKS. The carrying amounts of interest bearing deposits with banks approximate their fair value.

        ACCOUNTS RECEIVABLE. For accounts which are not past due greater than 90 days and have no significant change in credit risk, fair values are based on carrying values.

        NOTES PAYABLE. The Company's notes payable arrangement bears a variable interest rate and represents terms and conditions currently available for the same or similar debt facility in the marketplace. Thus, the fair value of notes payable approximates the carrying amount.

                             COLUMBIA CAPITAL CORP.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

        NEW ACCOUNTING STANDARDS ADOPTED

        In June 1997, Statements of Financial Accounting Standards (SFAS) No. 130, "Reporting of Comprehensive Income," was issued. This statement requires that comprehensive income be reported in the basic financial statements. Comprehensive income refers to the change in equity during a period from transactions and events other than investments by and distributions to owners. This statement applies to fiscal years beginning after December 15, 1997. The Company adopted SFAS 130 on January 1, 1998. The standard does not have a material impact on the Company's current presentation of net income.

        In June 1997, Statements of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. This Statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Financial information should include a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. Descriptive information should include detail on how segments were determined, products and services provided by each, and any differences in the measurements used in reporting segment information vs. those used in the general-purpose financial statements. This statement is effective for financial statements for periods beginning after December 15, 1997. The Company adopted SFAS 131 on January 1, 1998. The implementation of this standard did not have any impact on the financial position or disclosures of the Company or results of its operations.

    NOTE 2:   PRIVATE OFFERINGS OF COMMON STOCK

        The Company offered shares of its common stock, $.001 par value, to a limited number of qualified investors in 1993. The company sold 325,000 shares of common stock, at a price of $.20 per share for a total of $65,000. The investors subscribed to a minimum of 1,000 shares. There was no minimum offering amount and there was no escrow of any funds received from the offering and such funds were utilized by the Company as they were received. Proceeds from the offering were used to provide working capital to the Company.

     NOTE 3: DISPOSITION OF FORMER SUBSIDIARIES CENTRAL CAPITAL CORP. AND HUDSON RESOURCES, INC.

        On February 28, 1997, the Company determined that its two subsidiary corporations, Central Capital Corp. and Hudson Resources, Inc. had no value and would hinder the Company in it's acquisition efforts. Therefore, the two companies were sold to the Company's principal shareholder, Mr. Lynn Dixon for nominal value. For accounting purposes the Company treated the sold subsidiaries as discontinued operations, effective February 28, 1997. The results of the subsidiaries have been reported separately as a component of discontinued operations in the income statement.

                             COLUMBIA CAPITAL CORP.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    NOTE 3: DISPOSITION OF FORMER SUBSIDIARIES CENTRAL CAPITAL CORP. AND HUDSON RESOURCES, INC. - CONTINUED

        The Company's investment in subsidiaries was sold for current book value of $1,361 recognizing no gain or loss. Details of the net assets and operations for the subsidiaries are presented below.

        Former Subsidiaries Assets and Liabilities:


                                                                   February 28,
                    ASSETS                                              1997
                                                                   ------------
               Cash                                                  $   1,109
               Organization costs, net                                     252
                                                                   ------------

                   Total Assets                                      $   1,361
                                                                   ------------
                                                                   ------------
                   LIABILITIES AND SHAREHOLDERS' EQUITY

               Common stock                                          $   5,000
               Contributed capital                                      23,609
               Retained earnings                                       (27,248)
                                                                   ------------

                   Total Liabilities and Stockholder's Equity        $   1,361
                                                                   ------------
                                                                   ------------

        Subsidiaries Operations:

               Legal and professional expense                        $   1,400
               Amortization expense                                         32
                                                                   ------------

                   Net loss related to discontinued operations       $  (1,432)
                                                                   ------------
                                                                   ------------

NOTE 4:   AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION

        In a September 19, 1997 Certificate of Amendment to Certificate of Incorporation, pursuant to the terms of an agreement and plan of reorganization dated August 29, 1997, the Company effectuated a 1 for 2 reverse stock split as to its shares of common stock outstanding as of September 1, 1997, which decreased the shares from 2,500,000 to 1,250,000. The Certificate of Amendment also resolved that the Corporation shall, as amended, have the authority to issue fifty million (50,000,000) shares of common stock with par value of $.001 each, totaling fifty thousand dollars ($50,000) and five million (5,000,000) shares of preferred stock with par value of $.001 each, totaling five thousand dollars ($5,000). The board of directors is authorized, subject to limitations prescribed by law and the provisions of this Article, to provide for the issuance of the shares of preferred stock in series by filing a certificate pursuant to the applicable law of the State of Delaware, to establish the number of shares, to fix the designations, powers, preferences, rights, qualifications, limitations and/or restrictions, to be included in each such series. At March 31, 1998 and December 31, 1997, there were no preferred shares issued or outstanding.

                             COLUMBIA CAPITAL CORP.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:   ACQUISITION OF FIRST INDEPENDENT COMPUTERS, INC.

        On April 30, 1997, Mr. Glenn M. Gallant and Mr. Douglas R. Baetz purchased all of the issued and outstanding stock of First Independent Computers, Inc. (FICI) then owned by Security Shares, Inc., a bank holding company, for $1,600,000. The transaction was accounted for utilizing "pushdown accounting", whereby all assets and liabilities of FICI were restated at their estimated market value on the purchase date. The excess of the total acquisition cost over the fair value of net assets acquired was recorded as goodwill. Total restated assets at May 1, 1997 amounted to $2,174,670, which included $973,924 in goodwill to be amortized over an estimated benefit period of twenty (20) years. Goodwill amortization expense amounts to $4,058 monthly, with $12,175 of amortization expense included in the period ending March 31, 1998 and $32,466 (from May 1, 1997 to December 31, 1997) of amortization expense included in the year ending December 31, 1997 results of operation.

        Effective as of September 23, 1997, Columbia Capital Corp. (the "Company") acquired all of the common stock (the "FICI Common Stock") of the Company's operating subsidiary, First Independent Computers, Inc. ("FICI") from Messrs. Douglas R. Baetz and Glenn M. Gallant. Pursuant to the terms of the agreement of acquisition of the FICI Common Stock, dated August 29, 1997 (the "Stock Purchase Agreement"), Messrs. Gallant and Baetz received 10,631,250 shares of Common Stock (after the Company effectuated a 1 for 2 reverse stock split of its Common Stock) in exchange for the FICI Common Stock, which represented approximately 85% of the Company's then issued and outstanding Common Stock. In connection with the closing of the Stock Purchase Agreement, the Company issued 618,750 shares of Common Stock to Baytree Associates, Inc., a third party which is not an affiliate of Messrs. Baetz and Gallant, as a fee for services rendered to the Company for arranging the transactions which are the subject of the Stock Purchase Agreement.

        The accompanying financial statements have been presented, for accounting purposes, as a recapitalization of FICI, with FICI as the acquiror of the Company. Further, in connection the transactions relating to the Stock Purchase Agreement and the acquisition of the FICI Common Stock by Messrs. Baetz and Gallant, such persons obtained a controlling interest in FICI and, thereafter, the Company. Therefore, for accounting purposes, these transactions are deemed to be transactions between entities under common control. Accordingly, the business combination between the Company and FICI was accounted for in a manner similar to a pooling of interests, whereby the accounts of the entities involved were not revalued, rather they were combined at their historical basis. The Company's consolidated financial statements were restated to include the results of operations of FICI from May 1, 1997, the acquisition date of FICI by Messrs. Baetz and Gallant. There were no adjustments to net assets of the combining companies necessary for either to adopt the same accounting practices.

        The following unaudited pro-forma consolidated results of operations assume that the above acquisitions occurred on January 1, 1997 and reflect the historical operations of the acquired business adjusted for amortization of goodwill.

             Net revenues                                $  3,178,078
             Net loss                                       ( 397,212)
             Net loss per share                                  (.03)

                             COLUMBIA CAPITAL CORP.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:   ACQUISITION OF FIRST INDEPENDENT COMPUTERS, INC. - CONTINUED

        The pro-forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the acquisition actually occurred on January 1, 1997, or of results which may occur in the future.

NOTE 6:   FINANCIAL INSTRUMENTS

        The estimated fair values of the Company's financial instruments at March 31, 1998 were as follows:

                                                                Carrying        Fair
                                                                 Amount         Value
                                                              -----------    ----------
        Financial assets:
          Cash and interest bearing deposits with banks       $  916,406     $  916,406
          Accounts receivable                                    568,842        568,842
        Financial liabilities:
          Notes payable                                       $  900,000     $  900,000
          Accrued interest payable                                37,062         37,062

        The method(s) and assumptions used to estimate the fair value of financial instruments are disclosed in Note 1 "Fair Values of Financial Instruments".

        The estimated fair values of the Company's financial instruments at December 31, 1997 were as follows:

                                                               Carrying        Fair
                                                                Amount         Value
                                                              -----------    ----------
        Financial assets:
          Cash and interest bearing deposits with banks       $  321,439     $  321,439
          Accounts receivable                                    522,538        522,538
        Financial liabilities:
          Notes payable                                       $1,300,000     $1,300,000
          Accrued interest payable                                11,589         11,589

        The method(s) and assumptions used to estimate the fair value of financial instruments are disclosed in Note 1 "Fair Values of Financial Instruments".

NOTE 7:   INCOME TAXES

        The Company files a consolidated federal income tax return; however, federal income taxes are allocated between the Company and Subsidiary based on statutory rates. The consolidated income tax benefit, as a percentage of pretax earnings, differs from the statutory federal income tax rate at March 31, 1998 and December 31, as follows:

                             COLUMBIA CAPITAL CORP.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:   INCOME TAXES - CONTINUED

                                                             March 31,   December 31,
                                                               1998          1997
                                                             ---------   ------------
        Statutory federal income tax rate                       34.00%        34.00%
        Reduction in tax rate resulting
          from non-deductible expenses                          (2.85 )      (13.31 )
                                                             ---------   ------------
        Effective income tax rate                               31.15%        20.69%
                                                             ---------   ------------
                                                             ---------   ------------

        The tax effects of temporary differences that gave rise to deferred tax assets as of March 31, 1998:

        Depreciation and amortization                                         $52,033
                                                                         ------------
                                                                         ------------

        Activity related to deferred tax assets in the period ended March 31, 1998:

        Balance at December 31, 1997                                     $    174,242
        Deferred income tax benefit utilized by first quarter profits         122,209
                                                                         ------------
          Net deferred tax assets at March 31, 1998                      $     52,033
                                                                         ------------
                                                                         ------------

        The tax effects of temporary differences that gave rise to deferred tax assets as of December 31, 1997:

        Net operating loss carryforwards                                 $    122,209
        Depreciation and amortization                                          52,033
                                                                         ------------
          Total deferred tax assets                                      $    174,242
                                                                         ------------
                                                                         ------------

        Activity related to deferred tax assets in the year ended December 31, 1997:

        Balance at December 31, 1996                                     $      4,501
        Valuation allowance                                                    (4,501)
                                                                         ------------
          Net deferred tax assets at December 31, 1996                            -

        Deferred tax asset established on acquisition of Subsidiary            63,519
        Deferred income tax benefit                                           110,723
                                                                         ------------
          Net deferred tax assets at December 31, 1997                   $    174,242
                                                                         ------------
                                                                         ------------

        The Company had available consolidated net operating loss carryforwards for federal income tax purposes of $359,438 for December 31, 1997. A consolidated valuation allowance of $-0- was established. The consolidated net operating loss carryforwards at December 31, 1997 will expire as shown below.

                             COLUMBIA CAPITAL CORP.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:   INCOME TAXES - CONTINUED

                       Year                         Amount
                       ----                       ---------
                       2008                       $     804
                       2009                           4,297
                       2010                          21,545
                       2011                           3,359
                       2012                         329,433

        The Company expects to utilize all or substantially all of the net operating loss carryforwards in 1998.

NOTE 8:   NOTES PAYABLE

        The Subsidiary, has an operating line of credit through Century Financial Group, Inc., a company owned by the Company's primary shareholders. Century Financial Group, Inc. provides the Subsidiary with a maximum operating line of credit of two million dollars ($2,000,000). Advances on the line of credit, not to exceed the maximum limit, are made at the discretion of the Subsidiary's management. The line of credit is secured by all assets of the Subsidiary. The line of credit carries an annual percentage rate of ten percent (10%). Under the terms of the line of credit, the Subsidiary pays interest on a monthly basis with the unpaid principal due at maturity, September 15, 1998. The outstanding balance on the line of credit as of March 31, 1998 and December 31, 1997 was $900,000 and $1,300,000.

NOTE 9:   LEASE OBLIGATIONS

        The Company has entered into various operating lease agreements. Under terms of an operating lease with IBM Corporation, certificates of deposit with a carrying value of $303,578 at March 31, 1998 and December 31, 1997, were pledged as collateral against Bank One letters of credit in favor of IBM.

        At March 31, 1998 the future minimum payments for leased property under these noncancellable lease agreements for each of the next five years ending December 31, 2003, are as follows:

                  Remaining  1998                   $    943,735
                             1999                      1,222,021
                             2000                      1,004,384
                             2001                        128,218
                             2002                        109,965
                             2003                          9,164
                                                    ------------
                             Lease obligations      $  3,417,487
                                                    ------------
                                                    ------------

                             COLUMBIA CAPITAL CORP.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:  MARKET RISK AND CONCENTRATIONS

        On June 30, 1997 the Subsidiary had a significant credit card portfolio processing contract expire. This contract was not renewed. The contract represented approximately one hundred thousand dollars ($100,000) or thirty percent (30%) of the Subsidiary's monthly operating revenue, and its loss substantially affected the Subsidiary's profitability. As a result, substantial operating losses were recognized in the months July through October. For the three months ended March 31, 1998, revenue from Security State Bank (12%) and Best Bank (79%) accounted for approximately 91% of the Company's total revenues. No other customers accounted for 10% or more of the Company's total revenues. For the year ending December 31, 1997, revenue from Security State Bank (23%), Best Bank (28%) and Pride (14%) accounted for approximately 68% of the Company's total revenues. No other customers accounted for 10% or more of the Company's total revenues.


        On October 1, 1997 the Subsidiary entered into a five year contract to process credit card activity and produce account statements for Best Bank. This contract represents in excess of $500,000 per month in additional operating revenue. In December, 1997, the Subsidiary earned approximately five hundred thirty-five thousand ($535,000) on the bank contract which represents seventy-two percent (72%) of total revenue for the month.

NOTE 11:  RELATED PARTY TRANSACTIONS

        The Subsidiary continues to provide data processing services to Security State Bank its former parent company. Additionally, the Subsidiary continues to lease its office space, 52,248 square feet, from Security State Bank at an annual cost of approximately $390,000. Accounts receivable from Security State Bank amounted to $132,927 and $134,403 at March 31, 1998 and December 31, 1997. On December 1, 1997, the Subsidiary entered into a lease agreement with The Century Group, Inc., (the "Landlord"), owned by the Company's primary shareholders

        Glenn Gallant and Douglas Baetz, for office space located at 2701 West Oakland Park Boulevard, Ft. Lauderdale, Florida 33311. The term of the lease is for one (1) year for the sum of thirty-one thousand seven hundred forty-six dollars ($31,746), plus applicable sales and use taxes. The Company also agrees to pay the Landlord, as additional rent for its share of the operating expenses associated with the premises. The Subsidiary's financing source, Century Financial Group, Inc., is owned by the Company's primary shareholders, Glenn Gallant and Douglas Baetz. Interest expense and accrued interest payable to Century Financial Group, Inc. amounted to $37,062 and $53,561 as of March 31, 1998 and December 31, 1997 respectively.

NOTE 12:  CONDENSED FINANCIAL INFORMATION - PARENT COMPANY

        The following represents consolidated financial information of the parent company as of March 31, 1998 presented utilizing the equity method of accounting.

                             COLUMBIA CAPITAL CORP.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:  CONDENSED FINANCIAL INFORMATION - PARENT COMPANY - CONTINUED


    CONDENSED BALANCE SHEET:

                 ASSETS                                          March 31,     December 31,
                                                                   1998           1997
                                                                -----------    -----------
        Current assets
          Cash and cash equivalents                             $     3,522    $     1,689
          Prepaid expenses and other assets                           7,024         15,024
          Federal income tax due from subsidiary                     47,001         13,284
                                                                -----------    -----------
            Total current assets                                     57,547         29,997

          Investment in subsidiary                                1,842,590      1,379,969
                                                                -----------    -----------

              TOTAL ASSETS                                      $ 1,900,137    $ 1,409,966
                                                                -----------    -----------
                                                                -----------    -----------

        LIABILITIES
          Accrued expenses and other liabilities                $    58,000    $     5,000
          Due to subsidiary                                         227,975        192,975
                                                                -----------    -----------
            Total current liabilities                               285,975        197,975

        SHAREHOLDERS' EQUITY
          Common stock, $.001 par value; 5,000,000 shares
            authorized; 12,500,000 issued and outstanding            12,500         12,500
          Capital surplus                                         1,681,230      1,681,230
          Accumulated deficit                                       (79,568)      (481,739)
                                                                -----------    -----------
            Total shareholders' equity                            1,614,162      1,211,991
                                                                -----------    -----------

              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $ 1,900,137    $ 1,409,966
                                                                -----------    -----------
                                                                -----------    -----------
    CONDENSED INCOME STATEMENT:

        REVENUES
          Undistributed earnings (loss) of subsidiary           $   462,621    $  (220,031)
                                                                -----------    -----------
            Total revenues                                          462,621       (220,031)

        EXPENSES
          Stockholder costs and fees                                    889            581
          Professional and outside services                          93,278         27,851
          Amortization expense                                            -            189
          Costs related to acquisition                                    -        186,921
          Other operating                                                 -            647
                                                                -----------    -----------
            Total expenses                                           94,167        216,189

          Net loss related to discontinued operations                     -         (1,432)
                                                                -----------    -----------

        INCOME (LOSS) BEFORE FEDERAL INCOME TAX                     368,454       (437,652)
          Income tax benefit                                         33,717        (13,284)
                                                                -----------    -----------

        Net income (loss)                                        $  402,171    $  (424,368)
                                                                -----------    -----------
                                                                -----------    -----------


                             COLUMBIA CAPITAL CORP.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:  CONDENSED FINANCIAL INFORMATION - PARENT COMPANY - CONTINUED


    CONDENSED STATEMENT OF CASH FLOWS:

                                                                 March 31,     December 31,
                                                                   1998           1997
                                                                -----------    -----------
        CASH FLOWS FROM OPERATING ACTIVITIES
          Net income (loss)                                     $   402,171    $  (424,368)
          Adjustments to reconcile net loss to
            net cash provided by operations
              Undistributed earnings in subsidiary                 (462,621)       220,031
              Depreciation and amortization                               -            189
              Increase in tax due from subsidiary                   (33,717)       (13,284)
              Prepaid expenses and other assets                       8,000        (13,436)
              Accruals and accounts payable                          88,000        222,799
                                                                -----------    -----------
                Total adjustments                                  (400,338)       416,299
                                                                -----------    -----------
          Net cash used by operating activities                       1,833         (8,069)

        NET INCREASE IN CASH AND CASH EQUIVALENTS                     1,833         (8,069)

        Cash and cash equivalents at beginning of year                1,689          9,758
                                                                -----------    -----------

        CASH AND CASH EQUIVALENTS AT MARCH 31, 1998             $     3,522    $     1,689
                                                                -----------    -----------
                                                                -----------    -----------

NOTE 13:    CONSULTING AGREEMENT

        The consulting agreement disclosed in prior financial statements has been restated as follows:

        On March 20, 1998, Columbia Capital Corp. entered into a consulting agreement with Worldwide Corporate Finance ("Worldwide"). Worldwide, through its individual affiliate, Michael Markow, provides the Company with consulting services, including long term business, managerial and financial planning; investigating and analysis in corporate reorganizations and expansion in merger and acquisition opportunities; and the introduction of business opportunities for credit card processing services. The consulting agreement expires on March 19, 1999. As the initial compensation for services, the Company granted to Mr. Markow options to purchase up to 300,000 shares of Common Stock, which are the subject of a currently effective registration statement, on the following terms and conditions: (i) options to purchase up to 150,000 shares of Common Stock at an exercise price of $0.95 per share, exercisable from April 1, 1998 until March 31, 1999; (ii) options to purchase up to 75,000 shares of Common Stock at an exercise price of $0.95 per share, exercisable from June 19, 1998 until March 19, 1999; and (iii) options to purchase up to 75,000 shares of Common Stock at an exercise price of $0.95 per share, exercisable from September 19, 1998 until September 19, 1999.

        Worldwide has elected to receive payment in the form of non-cash transactions by exercising the options against amounts otherwise payable for services rendered by Mr. Markow, in which the fee will be considered to be paid in full by delivery to Mr. Markow of the shares underlying such options upon exercise thereof.

                             COLUMBIA CAPITAL CORP.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:    CONSULTING AGREEMENT - CONTINUED

        Additional compensation, consisting of options to purchase up to 400,000 shares of Common Stock, has also been issued to Mr. Markow, which is the subject of a currently effective registration statement, on the following terms and conditions: (i) options to purchase up to 100,000 shares of Common Stock at an exercise price of $1.70 per share, exercisable from April 1, 1998 until August 31, 1998; (ii) options to purchase up to 100,000 shares of Common Stock at an exercise price of $1.70 per share, exercisable from April 1, 1998 until October 31, 1998; (iii) options to purchase up to 100,000 shares of Common Stock at a per share exercise price equal to 85% of the closing bid market value of the Common Stock on the date of exercise of such options, exercisable from April 1, 1998 until March 31, 1999; and (iv) options to purchase up to 100,000 shares of Common Stock at a per share exercise price equal to 85% of the closing bid market value of the Common Stock on the date of exercise of such options, exercisable from April 1, 1998 until March 31, 2000.

        On March 20, 1998, the Company entered into an additional consulting agreement with Worldwide relating to prospective financing transactions. Compensation for these services will be paid in the form of restricted securities and on a transaction by transaction basis.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
FIRST INDEPENDENT COMPUTERS, INC.

We have compiled the accompanying balance sheet of FIRST INDEPENDENT COMPUTERS, INC. as of March 31, 1997, and the related statements of income and retained earnings and cash flows for the period then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying March 31, 1998 financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

The financial statements for the year ended December 31, 1996, were audited by us, and we expressed an unqualified opinion on them in our report dated January 21, 1998, but we have not performed any auditing procedures since that date.


                                             DAVIS, KINARD & CO., P.C.


Abilene, Texas
May 22, 1998

                          FIRST INDEPENDENT COMPUTERS, INC.
                                 BALANCE SHEETS
                 THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND
                        YEAR ENDED DECEMBER 31, 1996 (AUDITED)

                                                March 31,     December 31,
                                                   1997         1996
                                               (Unaudited)     (Audited)
                                               ----------     ------------
             ASSETS

Current assets
  Cash and cash equivalents                    $    5,769     $    -
  Interest bearing deposits with banks            100,000         100,000
  Accounts receivable, net                        775,388         715,618
  Prepaid expenses and other assets               276,921         187,551
                                               -----------    -----------
    Total current assets                        1,158,078       1,003,169

Premises and equipment                          1,078,996         960,372
  Less accumulated depreciation                   706,652         615,168
                                               -----------    -----------
    Net property and equipment                    372,344         345,204
Other assets
  Deposits                                           -              2,563
                                               -----------    -----------
    Total other assets                               -              2,563
                                               -----------    -----------

      TOTAL ASSETS                             $1,530,422      $1,350,936
                                               -----------    -----------
                                               -----------    -----------

    LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Bank overdraft                               $     -         $   31,557
  Accrued expenses and other liabilities          218,903         439,949
  Federal income tax payable                       14,476            -
  Notes payable--related party                    517,000         131,420
  Accrued interest payable                          1,109             351
                                               -----------    -----------
    Total current liabilities                     751,488         603,277

SHAREHOLDERS'S EQUITY
  Common stock , $1 par value; 1,000 shares
    authorized; 1,000 issued and outstanding        1,000           1,000
  Additional paid-in capital                      497,500         497,500
  Retained earnings                               280,434         249,159
                                               -----------    -----------
    Total shareholders' equity                    778,934         747,659
                                               -----------    -----------
      TOTAL LIABILITIES AND SHAREHOLDERS'
        EQUITY                                 $1,530,422      $1,350,936
                                               -----------    -----------
                                               -----------    -----------

See accompanying notes and accountants report.

                          FIRST INDEPENDENT COMPUTERS, INC.
                                 INCOME STATEMENTS
                  THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND
                        YEAR ENDED DECEMBER 31, 1996 (AUDITED)

                                                  March 31,   December 31,
                                                    1997          1996
                                                (Unaudited)     (Audited)
                                                -----------   ------------
REVENUES
  Pride revenue                                 $  201,000    $   804,000
  Credit card revenue                              490,636      1,955,911
  Banking revenue                                  237,717        927,747
  Mail operations revenue                           70,025        292,074
  Courier revenue                                   24,025         86,050
  Other                                              8,394         62,804
                                               -----------    -----------
    Total revenues                               1,031,797      4,128,586

EXPENSES
  Salaries and employee benefits                   435,640      1,644,534
  Auto maintenance                                   6,224         25,171
  Travel and entertainment                          19,762         46,580
  Equipment lease                                  215,456        855,156
  Equipment maintenance                            116,448        473,066
  Facilities rent                                   36,300        138,200
  Facilities maintenance                               389          1,243
  Depreciation                                      21,489        108,905
  Amortization of non-compete agreement               -             2,542
  Insurance                                          9,132         37,550
  Computer and office supplies                      62,672        279,157
  Postage and delivery fees                          9,677         28,473
  Telephone                                         36,805        143,986
  Professional and outside services                 23,020         79,866
  Taxes                                              9,386         30,683
  Other operating                                    8,711         25,902
                                               -----------    -----------
    Total expenses                               1,011,111      3,921,014
                                               -----------    -----------

INCOME FROM OPERATIONS                              20,686        207,572

Other income (expense)
  Interest, net                                     (3,169)       (15,684)
  Sales tax refund                                    -            23,971
                                               -----------    -----------
  Total other income (expense)                      (3,169)         8,287
                                               -----------    -----------
INCOME BEFORE TAX                                   17,517        215,859

  Income tax expense                                 9,315         64,060
                                               -----------    -----------
NET INCOME                                     $     8,202    $   151,799
                                               -----------    -----------
                                               -----------    -----------

Basic earnings per share                       $      8.20    $    151.80
                                               -----------    -----------
                                               -----------    -----------

Diluted earnings per share                     $      8.20    $    151.80
                                               -----------    -----------
                                               -----------    -----------

Average shares outstanding                           1,000          1,000
                                               -----------    -----------
                                               -----------    -----------

See accompanying notes and accountants report.

                         FIRST INDEPENDENT COMPUTERS, INC.
                   STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND
                       YEAR ENDED DECEMBER 31, 1996 (AUDITED)

                                   Common Stock
                                 -----------------      Paid-In     Retained
                                 Shares     Amount      Capital     Earnings      Total
                                -------   ---------    ---------    ---------    ---------
BALANCE - DECEMBER 31, 1995      1,000    $   1,000    $ 497,500    $ 120,433    $ 618,933

  Net income                      -            -            -         151,799      151,799
                                ------    ---------    ---------    ---------    ---------

BALANCE - DECEMBER 31, 1996
  (AUDITED)                      1,000        1,000      497,500      272,232      770,732

  Net income                      -            -            -           8,202        8,202
                                ------    ---------    ---------    ---------    ---------

BALANCE - MARCH  31, 1997
  (UNAUDITED)                    1,000    $   1,000    $ 497,500    $ 280,434    $ 778,934
                                ------    ---------    ---------    ---------    ---------
                                ------    ---------    ---------    ---------    ---------

See accompanying notes and accountants report.

                        FIRST INDEPENDENT COMPUTERS, INC.
                            STATEMENTS OF CASH FLOWS
                THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND
                      YEAR ENDED DECEMBER 31, 1996 (AUDITED)

                                                        March 31,     December 31,
                                                           1997           1996
                                                       (Unaudited)     (Audited)
                                                       -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                            $    8,202     $  151,799
  Adjustments to reconcile net income to
    net cash provided by operations
      Depreciation and amortization                         21,489        111,447
    Increase in
      Accounts receivable                                  (59,770)      (126,783)
      Deposits and prepaid expenses                        (63,734)       (29,362)
    Decrease in
      Accruals and other liabilities                      (205,812)       (23,771)
                                                       -----------    -----------
Net cash provided by (used in) operating
  activities                                              (299,625)        83,330

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of fixed assets                                 (48,629)      (239,335)
                                                       -----------    -----------
Net cash used in investing activities                      (48,629)      (239,335)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from line of credit, net of payments            385,580         87,681
  Increase (decrease) in bank overdraft                    (31,557)        31,557
                                                       -----------    -----------
Net cash provided by financing activities                  354,023        119,238
                                                       -----------    -----------

NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                                  5,769        (36,767)

Cash and cash equivalents at beginning of period              -            36,767
                                                       -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD              $    5,769     $     -
                                                       -----------    -----------
                                                       -----------    -----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                         $    3,169     $   15,684
  Taxes paid                                            $    5,956         64,060


See accompanying notes and accountants report.

                        FIRST INDEPENDENT COMPUTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION

     First Independent Computers, Inc. (The Company) was incorporated on October 21, 1983, pursuant to the provisions of the Texas Business Corporation Act. The Corporation was authorized to issue 1,000 shares of no par value, Common Stock.

     First Independent Computers Inc.'s business activity includes the processing of credit card purchases for numerous businesses in various industries throughout the United States and data processing for various banks.

     The shareholders of First Independent Computers, Inc. entered into an agreement with Security Shares, Inc. to exchange First Independent Computers, Inc. shares for common shares of Security Shares, Inc. The exchange was effective with the close of business on May 31, 1994. The exchange is for all of the issued and outstanding shares of First Independent Computers, Inc.

     Security Shares, Inc. entered into a purchase/sale agreement with Glenn
     M. Gallant and Douglas R. Baetz for the purchase of all of First Independent Computers, Inc.'s issued and outstanding stock currently owned by Security Shares, Inc. The sale was to be effective with the close of business on April 30, 1997.

     CASH AND CASH EQUIVALENTS

     The Company considers investments with an original maturity of three months or less to be cash equivalents.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     ACCOUNTS RECEIVABLE

     The Company utilizes the allowance method for uncollectible accounts receivable. Management estimates the uncollectible accounts and provides for them in the allowance. The balance of the allowance for uncollectible accounts was $20,000 at March 31, 1997 and December 31, 1996.

     PREPAID ASSETS

     The Company has expenditures which benefit future periods which are recorded as prepaid assets or deferred costs and are amortized on a straight-line basis over the estimated or known period of benefit. Such prepaid assets and deferred costs include prepaid insurance, maintenance contracts, certain software licenses and supplies used in the normal operation of business.

                        FIRST INDEPENDENT COMPUTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     REVENUE RECOGNITION

     The Company recognizes revenue when services have been provided to the customer.

     PROPERTY, PLANT AND EQUIPMENT

     Fixed assets of the Company are reported at historical cost.
     Depreciation and amortization on assets purchased are computed by the following methods and useful lives:

            Furniture and fixtures             Straight-line       5 years
            Electronic equipment               Straight-line       5-7 years
            Automobiles                        Straight-line       3-5 years
            Office equipment                   Straight-line       5 years
            Computer Software                  Straight-line       3 years

     Depreciation is computed using the straight line method over the estimated useful lives for financial statement purposes and an accelerated method of cost recovery over statutory recovery periods for tax purposes. Repairs and maintenance are expensed, whereas additions and improvements are capitalized.

     FEDERAL INCOME TAXES

     Deferred tax assets and liabilities are recognized for deductible and taxable temporary differences respectively. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets may be reduced by a valuation allowance when and if, in the opinion of management, the tax asset will, in part or in all, not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

     CASH AND SHORT-TERM INSTRUMENTS. The carrying amounts of cash and short-term instruments approximate their fair value.

     INTEREST BEARING DEPOSITS WITH BANKS. The carrying amounts of interest bearing deposits with banks approximate their fair value.

     ACCOUNTS RECEIVABLE. For accounts which are not past due greater that 90 days and have no significant change in credit risk, fair values are based on carrying values.

                        FIRST INDEPENDENT COMPUTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     LONG TERM DEBT. The Company's long term debt arrangement bears a variable interest rate and represents terms and conditions currently available for the same or similar debt facility in the marketplace. Thus, the fair value of long term debt approximates the carrying amount.

     PER SHARE DATA

     The computation of earnings per share of common stock is based on the weighted average number of shares outstanding in 1997 and 1996 of 1,000.

     ACCOUNTING STANDARDS NOT YET ADOPTED

     In June 1997, Statements of Financial Accounting Standards (SFAS) No. 130, "Reporting of Comprehensive Income," was issued. This statement requires that comprehensive income be reported in the basic financial statements. Comprehensive income refers to the change in equity during a period from transactions and events other than investments by and distributions to owners. This statement applies to fiscal years beginning after December 15, 1997. This statement, if applied to the December 31, 1997 financial statements, would not affect the consolidated comprehensive net income. The Company plans to adopt SFAS 130 on January 1, 1998.

     In June 1997, Statements of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. This Statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Financial information should include a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. Descriptive information should include detail about the way that the operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period. This statement is effective for financial statements for periods beginning after December 15, 1997. The Company plans to adopt SFAS 131 on January 1, 1998.

NOTE 2:   RELATED PARTY TRANSACTIONS

     During the period January 1 through December 31, 1996, the Company recorded revenues of $1,245,119 billed to Security State Bank (balance due at December 31, 1996 of $128,629), a related party.

     During the period January 1 through March 31, 1997, the Company recorded revenues of $304,214 billed to Security State Bank (balance due at March 31, 1997 of $119,801), a related party.

     In addition, the Company leases its office space from Security State Bank. Facilities Rent expense was $11,517 per month ($138,200 for the period of January 1 to December 31, 1996), and $12,100 per month ($36,300 for the period of January 1 to March 31, 1997).

                      FIRST INDEPENDENT COMPUTERS, INC.

                        NOTES TO FINANCIAL STATEMENTS

NOTE 3:   LEASE OBLIGATIONS

     The Company has entered into various operating lease agreements. Under terms of an operating lease with IBM Corporation, certificates of deposit with a carrying value of $102,578 at March 31, 1997, were pledged as collateral against Bank One letters of credit in favor of IBM.

     At March 31, 1997 the future minimum payments for leased property under these noncancellable lease agreements for each of the next five years ending December 31, 2002, are as follows:

              Remaining                1997            $   640,453
                                       1998              1,237,809
                                       1999              1,222,021
                                       2000              1,004,384
                                       2001                128,218
                                       2002                109,965
                                                      ------------
              Lease Obligation                         $ 4,342,850
                                                      ------------
                                                      ------------

NOTE 4:   NOTES PAYABLE

     Notes payable consisted of the following at March 31, 1997, December 31, 1996:

                                                                         1997        1996
                                                                      ----------  ----------
     The company purchased software under a capital lease
     and recorded the liability as a note payable dated
     12/13/91 to IBM in the original amount of $157,783 at
     16.29%, principal and interest due in 60 monthly
     installments starting 2/01/92.                                    $    -      $   1,420

     A revolving line of credit dated 5/24/96 to The Peoples
     State Bank, commitment of $250,000 at 9.25%, due on
     demand with final maturity at 5/24/97. The note is secured
     by accounts receivable.                                             250,000     130,000

     A note payable dated 3/31/97 to The Peoples State Bank in
     the original amount of $267,000 at 8.5%, principal and
     interest due on demand with final maturity at 6/30/97.  The
     note is guaranteed by Security State Bank.                          267,000
                                                                      ----------  ----------

     Total notes payable                                               $ 517,000   $ 131,420
                                                                      ----------  ----------
                                                                      ----------  ----------

NOTE 5:   INCOME TAXES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities as of March 31, 1997 and December 31, 1996 are as follows:

                                                                         1997         1996
                                                                      ----------   ---------
           Depreciation and amortization                                  $(821)      $(821)
                                                                      ----------   ---------
                                                                      ----------   ---------

                      FIRST INDEPENDENT COMPUTERS, INC.

                        NOTES TO FINANCIAL STATEMENTS

NOTE 5:   INCOME TAXES - CONTINUED

     Federal income taxes are based on statutory rates. The income tax benefit/liability, as a percentage of pretax earnings, differs from the statutory federal income tax rate at April 30 and December 31, as follows:

                                                      1997         1996
                                                    -------      -------
            Statutory federal income tax rate        34.00%       34.00%
            Reduction in tax rate resulting
              from non-deductible expenses           (0.98)       (4.32)
                                                    -------      -------

            Effective income tax rate                33.02%       29.68%
                                                    -------      -------
                                                    -------      -------

     Federal income tax expense at March 31 and December 31 is composed of :


                                                      1997         1996
                                                    -------      -------
            Current expense                         $9,315       $65,880
            Deferred liability                           -        (1,820)
                                                    -------      -------

            Total income tax expense                $9,315       $64,060
                                                    -------      -------
                                                    -------      -------

NOTE 6:   FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments were as follows at:

                                                              March 31, 1997
                                                          ---------------------
                                                           Carrying       Fair
                                                            Amount        Value
                                                           --------     --------
     Financial assets:
       Cash and interest bearing deposits with banks       $105,769     $105,769
       Accounts receivable                                  775,388      775,388

     Financial liabilities:
       Notes payable                                       $517,000     $517,000
       Accrued interest payable                              37,062       37,062

                      FIRST INDEPENDENT COMPUTERS, INC.

                        NOTES TO FINANCIAL STATEMENTS

NOTE 6:   FINANCIAL INSTRUMENTS - CONTINUED

     The estimated fair values of the Company's financial instruments were as follows at:

                                                             December 31, 1996
                                                           ---------------------
                                                           Carrying       Fair
                                                            Amount       Value
                                                           --------     --------
     Financial assets:
       Cash and interest bearing deposits with banks       $100,000     $100,000
       Accounts receivable                                  715,618      715,618

     Financial liabilities:
       Notes payable                                       $131,420     $131,420
       Accrued interest payable                                 351          351

     The method(s) and assumptions used to estimate the fair value of financial instruments are disclosed in Note 1 "Fair Values of Financial Instruments".

NOTE 7:   CONCENTRATION RISK

     During the period January 1 through December 31, 1996, the Company recorded revenues of $804,000 billed to Pride Refining, Inc. (balance due at December 31, 1996 of $61,469), a non-related party, and $1,396,244 billed to Clark Refining, Inc. (balance due at December 31, 1996 of $98,705), a non-related party.

     During the period January 1 through March 31, 1997, the Company recorded revenues of $197,925 billed to Pride Refining, Inc. (balance due at March 31, 1997 of $61,611), a non-related party, and $306,623 billed to Clark Refining, Inc. (balance due at March 31, 1997 of $-0-), a non-related party.

NOTE 8:   SUBSEQUENT EVENTS

     As of May 1, 1997, 100% of the Company's issued and outstanding stock was purchased by Glenn M. Gallant and Douglas R. Baetz from Security Shares, Inc.

     On May 5, 1997, the Company's note payable of $267,000 with accrued interest to date was paid in full.

     On May 24, 1997, the Company's outstanding note payable balance of $30,000 with accrued interest to date was paid in full.

     On May 31, 1997, the Company recorded additional paid in capital of $250,000 resulting from a cash deposit made by Glenn M. Gallant and Douglas R. Baetz.

                      FIRST INDEPENDENT COMPUTERS, INC.

                       NOTES TO FINANCIAL STATEMENTS

NOTE 8:   SUBSEQUENT EVENTS - CONTINUED

     At June 30, 1997 the Company's contract, to provide credit card processing for Clark Refining, Inc., expired. Clark has indicated that the contract will not be renewed.

     The Company has renewed it's lease agreement with Security State Bank effective August 1, 1997. The new lease agreement is for a period of two (2) years consisting of 52,248 square foot of office and parking space under lease. Total monthly rent, due in advance on the first day of each month, beginning August 1, 1997, will be $33,447. The total annual facilities rent expense under the new lease agreement will be $401,364.

     The Subsidiary, has extended to it an operating line of credit through Century Financial Group, Inc., a company owned by the Company's primary shareholders. Century Financial Group, Inc. provides the Subsidiary with a maximum operating line of credit of two million dollars ($2,000,000). Advances on the line of credit, not to exceed the maximum limit, are made at the discretion of the Subsidiary's management. The line of credit is secured by all assets of the Subsidiary. The line of credit carries an annual percentage rate of ten percent (10%). Under the terms of the line of credit the Subsidiary will pay interest on a monthly basis with the unpaid principal due at maturity, September 15, 1998. The outstanding balance on the line of credit as of December 31, 1997 was $1,300,000.

     The Company continues to provide data processing services to a subsidiary of its former parent company, Security State Bank. Additionally, the Subsidiary continues to lease its office space, 52,248 square feet, from Security State Bank at an annual cost of approximately $390,000. Accounts receivable from Security State Bank amounted to $134,403 at December 31, 1997.

     On December 1, 1997 the Subsidiary entered into a lease agreement with The Century Group, Inc., (the "Landlord"), owned by the Company's primary shareholders Glenn Gallant and Douglas Baetz, for office space located at 2701 West Oakland Park Boulevard, Ft. Lauderdale, Florida 33311. The term of the lease is for one (1) year for the sum of thirty-one thousand seven hundred forty-six dollars ($31,746), plus applicable sales and use taxes. The Company also agrees to pay the Landlord, as additional rent ("Additional Rent") for its share of the operating expenses associated with the premises. The Subsidiary's financing source, Century Financial Group, Inc., is owned by the Company's primary shareholders, Glenn Gallant and Douglas Baetz.

     Interest expense and accrued interest payable to Century Financial Group, Inc. amounted to $53,561 and $-0- as of December 31, 1997.

     On June 30, 1997 the Subsidiary had a significant credit card portfolio processing contract expire. This contract was not renewed. The contract represented approximately one hundred thousand dollars ($100,000) or thirty percent (30%) of the Subsidiary's monthly operating revenue, and its loss substantially affected the Subsidiary's profitability. As a result, substantial operating losses were recognized the months July through October.

                      FIRST INDEPENDENT COMPUTERS, INC.

                       NOTES TO FINANCIAL STATEMENTS

NOTE 8:   SUBSEQUENT EVENTS - CONTINUED

     On October 1, 1997 the Subsidiary entered into a five year contract to process credit card activity and produce account statements for a bank. This contract represents more than $500,000 per month in additional operating revenue. In December, 1997, the Subsidiary earned approximately five hundred thirty-five thousand ($535,000) on the bank contract which represents seventy-two percent (72%) of total revenue for the month.

     On April 30, 1997, Mr. Glenn M. Gallant and Mr. Douglas R. Baetz purchased all of the issued and outstanding stock of First Independent Computers, Inc. (FICI) then owned by Security Shares, Inc., a bank holding company, for $1,600,000. The transaction was accounted for utilizing "pushdown accounting", whereby all assets and liabilities of FICI were restated at their estimated market value on the purchase date. The excess of the total acquisition cost over the fair value of net assets acquired was recorded as goodwill. Total restated assets at May 1, 1997 amounted to $2,174,670, which included $973,924 in goodwill to be amortized over an estimated benefit period of twenty (20) years. Goodwill amortization expense amounts to $4,058 monthly, with $12,175 of amortization expense included in the period ending March 31, 1998 and $32,466 (from May 1, 1997 to December 31, 1997) of amortization expense included in the year ending December 31, 1997 results of operation.

     Effective September 22, 1997, under terms of the agreement and plan of reorganization dated August 29, 1997, the Company acquired all of the common stock of FICI from Mr. Glenn M. Gallant and Mr. Douglas R. Baetz in exchange for 11,250,000 restricted shares of the Company's common stock, of which 618,750 shares were to be issued to an unaffiliated third party in exchange for services. The services, valued at $25,000, are included in costs related to acquisition in the Consolidated Income Statement with corresponding recognition in the Consolidated Statement of Changes in Shareholders' Equity for the year ending December 31, 1997. The transaction gave Mr. Gallant and Mr. Baetz a controlling interest in the Company. The transfer of FICI stock to the Company represented a transaction between entities under common control. Mr. Gallant and Mr. Baetz controlled the stock of FICI prior to the transaction and the stock of the Company subsequent to the transaction. Accordingly, the business combination was accounted for in a manner similar to a pooling of interests, whereby the accounts of the entities involved were not revalued, rather they were combined at their historical basis. The Company's consolidated financial statements were restated to include the results of operations of FICI from May 1, 1997, the acquisition date of FICI by Mr. Gallant and Mr. Baetz. There were no adjustments to net assets of the combining companies necessary for either to adopt the same accounting practices.

                           COLUMBIA CAPITAL CORP.
                   PRO FORMA CONSOLIDATED BALANCE SHEETS
                   YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                       December 31,     December 31,
                                                          1997              1996
                                                      ------------     -------------
                ASSETS
Current assets
  Cash and cash equivalents                            $   17,861       $     --
  Interest bearing deposits with banks                    303,578          100,000
  Accounts receivable, net                                522,538          715,618
  Prepaid expenses and other assets                       349,160          254,126
  Deferred tax asset                                      122,209             --
                                                       ----------       ----------
    Total current assets                                1,315,346        1,069,744

Premises and equipment                                    562,598          960,372
  Less accumulated depreciation                            47,914          615,168
                                                       ----------       ----------
    Net property and equipment                            514,684          345,204

Other assets
  Deposit                                                    --              2,563
  Deferred tax asset                                       52,033             --
  Goodwill, net of accumulated amortization of
    $32,466 and $-0-                                      941,458          973,924
                                                       ----------       ----------
    Total other assets                                    993,491          976,487
                                                       ----------       ----------

      TOTAL ASSETS                                     $2,823,521       $2,391,435
                                                       ----------       ----------
                                                       ----------       ----------

    LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Bank overdraft                                       $     --         $   31,557
  Accrued expenses and other liabilities                  299,941          439,949
  Notes payable--related party                          1,300,000          131,420
  Accrued interest payable                                 11,589              351
                                                       ----------       ----------
    Total current liabilities                           1,611,530          603,277

SHAREHOLDERS' EQUITY
  Common stock, $.001 par value; 50,000,000 shares
    authorized; 12,500,000 issued and outstanding          12,500           12,500
  Additional paid-in capital                            1,681,230        1,681,230
  Retained earnings (deficit)                            (481,739)          94,428
                                                       ----------       ----------
    Total shareholders' equity                          1,211,991        1,788,158
                                                       ----------       ----------

      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $2,823,521       $2,391,435
                                                       ----------       ----------
                                                       ----------       ----------

The accompanying note is an integral part of these pro forma consolidated financial statements.

                               COLUMBIA CAPITAL CORP.
                        PRO FORMA CONSOLIDATED INCOME STATEMENTS
                         YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                     December 31,      December 31,
                                                          1997              1996
                                                     ------------      ------------
REVENUES
  Pride revenue                                        $  715,500       $  804,000
  Credit card revenue                                   2,495,762        1,955,911
  Banking revenue                                         929,164          927,747
  Mail operations revenue                                 269,307          292,074
  Courier revenue                                          98,630           86,050
  Other                                                    31,908           62,804
                                                      -----------      -----------
    Total revenues                                      4,540,271        4,128,586

EXPENSES
  Salaries and employee benefits                        2,027,449        1,644,534
  Auto maintenance                                         26,247           25,171
  Travel and entertainment                                118,587           46,580
  Equipment lease                                         998,213          855,156
  Equipment maintenance                                   424,557          473,066
  Facilities rent                                         266,267          138,200
  Facilities maintenance                                   21,976            1,243
  Depreciation                                            205,049          108,905
  Amortization                                             32,655            2,542
  Insurance                                                39,148           37,550
  Computer and office supplies                            260,883          279,157
  Postage and delivery fees                                46,314           28,473
  Telephone                                               170,553          143,986
  Professional and outside services                       156,761           79,866
  Taxes                                                    37,712           30,683
  Other operating                                         186,094           32,384
                                                      -----------      -----------
    Total expenses                                      5,018,465        3,927,496
                                                      -----------      -----------

INCOME (LOSS) FROM OPERATIONS                            (478,194)         201,090
Other income (expense)
  Interest, net                                           (63,282)         (15,684)
  Costs related to acquisition                           (186,921)          --
  Sales tax refund                                         --               23,971
  Net loss related to discontinued operations              (1,432)          --
                                                      -----------      -----------
    Total other income (expense)                         (251,635)           8,287
                                                      -----------      -----------

INCOME (LOSS) BEFORE TAX                                 (729,829)         209,377
  Income tax expense (benefit)                           (153,662)          64,060
                                                      -----------      -----------

NET INCOME (LOSS)                                       $(576,167)       $ 145,317
                                                      -----------      -----------
                                                      -----------      -----------

Basic earnings (loss) per share                         $   (0.05)       $    0.01
                                                      -----------      -----------
                                                      -----------      -----------

Diluted earnings (loss) per share                       $   (0.05)       $    0.01
                                                      -----------      -----------
                                                      -----------      -----------

Average shares outstanding                             12,500,000       12,500,000
                                                      -----------      -----------
                                                      -----------      -----------


The accompanying note is an integral part of these pro forma consolidated financial statements.

                             COLUMBIA CAPITAL CORP.
      PRO FORMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                       YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                  Common Stock                           Accumulated
                                          -------------------------        Paid-In        Earnings
                                             Shares         Amount         Capital        (Deficit)         Total
                                          -----------     ---------      ----------     ------------    ------------
BALANCE - DECEMBER 31, 1995                 2,500,000       $2,500          $66,230      $  (50,889)    $    17,841

Effect of reverse stock split              (1,250,000)      (1,250)           1,250            -               -
Equity acquired in stock exchange          11,250,000       11,250        1,588,750            -          1,600,000
Stock issued in exchange for services            -            -              25,000            -             25,000
Net income                                       -            -                -            145,317         145,317
                                          -----------     ---------      ----------     ------------    ------------

BALANCE - DECEMBER 31, 1996                12,500,000       12,500        1,681,230          94,428       1,788,158

Net loss                                         -            -                -           (576,167)       (576,167)
                                          -----------     ---------      ----------     ------------    ------------

BALANCE - DECEMBER 31, 1997                12,500,000      $12,500      $ 1,681,230      $ (481,739)    $ 1,211,991
                                          -----------     ---------      ----------     ------------    ------------
                                          -----------     ---------      ----------     ------------    ------------


The accompanying note is an integral part of these pro forma consolidated financial statements.

                              COLUMBIA CAPITAL CORP.
                 PRO FORMA CONSOLIDATED STATEMENTS OF CASH FLOWS
                      YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                  December 31,        December 31,
                                                      1997                1996
                                                  ------------        ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                               $(576,167)            $ 145,317
  Adjustments to reconcile net income to
    net cash provided by operations
      Depreciation and amortization                 237,704                62,751
      Deferred income taxes                        (174,242)               --
      Decrease (increase) in accounts
        receivable                                  193,080              (126,783)
      Increase in deposits and prepaid
        expenses                                    (92,129)               (4,362)
      Decrease in accruals and other
        liabilities                                (128,770)              (23,771)
                                                   ---------             ---------
Net cash (used in) provided by operating
  activities                                       (540,524)               53,152

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of fixed assets                         (169,480)             (209,157)
  Investment in interest bearing deposit           (203,578)               --
                                                   ---------             ---------
Net cash used in investing activities              (373,058)             (209,157)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from line of credit, net of
    payments                                        963,000                87,681
  (Decrease) increase in bank overdraft             (31,557)               31,557
                                                  ---------              ---------
Net cash provided by financing activities           931,443               119,238
                                                  ---------              ---------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                        17,861               (36,767)
Cash and cash equivalents at beginning of
  period                                             --                    36,767
                                                  ---------             ---------

CASH AND CASH EQUIVALENTS AT END OF
  PERIOD                                          $  17,861             $  --
                                                  ---------             ---------
                                                  ---------             ---------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                   $  63,282             $  15,684
  Taxes paid                                      $  12,515             $  64,060

The accompanying note is an integral part of these pro forma consolidated financial statements.

                             COLUMBIA CAPITAL CORP.
                     PRO FORMA CONSOLIDATED BALANCE SHEETS
                   THREE MONTHS ENDED MARCH 31, 1998 AND 1997

                                                  March 31,            March 31,
                                                     1998                 1997
                                                -----------           -----------
                  ASSETS
Current assets
  Cash and cash equivalents                       $ 312,828             $   5,769
  Interest bearing deposits with banks              603,578               100,000
  Accounts receivable, net                          568,842               775,388
  Prepaid expenses and other assets                 463,543               320,423
                                                 ----------            ----------
    Total current assets                          1,948,791             1,201,580

Premises and equipment                              661,039             1,078,996
  Less accumulated depreciation                      80,493               706,652
                                                 ----------            ----------
    Net property and equipment                      580,546               372,344

Other assets
  Deferred tax asset                                 52,033                --
  Goodwill, net of accumulated
    amortization of $44,640 and $-0-                929,284               973,924
                                                 ----------            ----------
    Total other assets                              981,317               973,924
                                                 ----------            ----------

      TOTAL ASSETS                               $3,510,654            $2,547,848
                                                 ----------            ----------
                                                 ----------            ----------

  LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Bank overdraft                                  $ 155,582             $  --
  Accounts payable                                  262,250                --
  Accrued expenses and other liabilities            470,017               218,903
  Federal income tax payable                        100,314                14,476
  Notes payable--related party                      900,000               517,000
  Accrued interest payable                            8,329                 1,109
                                                 ----------            ----------
    Total current liabilities                     1,896,492               751,488

SHAREHOLDERS' EQUITY
  Common stock, $.001 par value;
    50,000,000 shares authorized;
    12,500,000 issued and outstanding                12,500                12,500
  Additional paid-in capital                      1,681,230             1,681,230
  Accumulated earnings (deficit)                    (79,568)              102,630
                                                 ----------            ----------
    Total shareholders' equity                    1,614,162             1,796,360
                                                 ----------            ----------

      TOTAL LIABILITIES AND SHAREHOLDERS'
        EQUITY                                   $3,510,654            $2,547,848
                                                 ----------            ----------
                                                 ----------            ----------

The accompanying note is an integral part of these pro forma consolidated financial statements.

                              COLUMBIA CAPITAL CORP.
                     PRO FORMA CONSOLIDATED INCOME STATEMENTS
                    THREE MONTHS ENDED MARCH 31, 1998 AND 1997

                                                  March 31,             March 31,
                                                    1998                  1997
                                                 ----------            -----------
OPERATING REVENUE
  Pride revenue                                   $  95,000             $ 201,000
  Credit card revenue                             1,964,717               490,636
  Banking revenue                                   228,196               237,717
  Mail operations revenue                           180,456                70,025
  Courier revenue                                    21,885                24,025
  Other                                               5,124                 8,394
                                                  ----------            ----------
    Total operating revenue                       2,495,378             1,031,797

OPERATING EXPENSE
  Salaries and employee benefits                    671,283               435,640
  Auto maintenance                                    4,813                 6,224
  Travel and entertainment                           14,054                19,762
  Equipment lease                                   390,449               215,456
  Equipment maintenance                             119,502               116,448
  Facilities rent                                   105,190                36,300
  Facilities maintenance                             10,569                   389
  Depreciation                                       32,578                21,489
  Amortization of goodwill                           12,174                --
  Insurance                                          13,724                 9,132
  Computer and office supplies                      126,892                62,672
  Postage and delivery fees                          17,738                 9,677
  Telephone                                         155,840                36,805
  Professional and outside services                 123,843                23,020
  Taxes                                              15,499                 9,386
  Other operating                                    37,393                 8,711
                                                  ----------            ----------
    Total operating expense                       1,851,541             1,011,111
                                                  ----------            ----------

INCOME FROM OPERATIONS                              643,837                20,686
Other expense
  Interest, net                                     (37,062)               (3,169)
                                                  ----------            ----------
    Total other income (expense)                    (37,062)               (3,169)
                                                  ----------            ----------

INCOME BEFORE TAX                                   606,775                17,517

  Income tax expense                                204,604                 9,315
                                                  ----------            ----------

NET INCOME                                        $ 402,171             $   8,202
                                                  ----------            ----------
                                                  ----------            ----------

Basic earnings per share                          $    0.03             $    0.00
                                                  ----------            ----------
                                                  ----------            ----------

Diluted earnings per share                        $    0.03             $    0.00
                                                  ----------            ----------
                                                  ----------            ----------

Average shares outstanding                        12,500,000            12,500,000
                                                  ----------            ----------
                                                  ----------            ----------


The accompanying note is an integral part of these pro forma consolidated financial statements.

                            COLUMBIA CAPITAL CORP.
       PRO FORMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      THREE MONTHS ENDED MARCH 31, 1998 AND 1997

                                                Common Stock             Additional       Retained
                                          -----------------------          Paid-In        Earnings
                                             Shares        Amount          Capital        (Deficit)           Total
                                          ----------      -------        -----------     ----------      ------------
BALANCE - DECEMBER 31, 1996               12,500,000      $12,500        $ 1,681,230     $   94,428       $ 1,788,158

  Net loss                                      -            -                  -          (576,167)         (576,167)
                                          -----------    --------       ------------    -----------      ------------

BALANCE - DECEMBER 31, 1997               12,500,000       12,500          1,681,230       (481,739)        1,211,991

  Net income                                    -            -                  -           402,171           402,171
                                          -----------    --------       ------------    -----------      ------------

BALANCE - MARCH 31, 1998                  12,500,000      $12,500        $ 1,681,230     $  (79,568)      $ 1,614,162
                                          -----------    --------       ------------    -----------      ------------
                                          -----------    --------       ------------    -----------      ------------

The accompanying note is an integral part of these pro forma consolidated financial statements.

                                COLUMBIA CAPITAL CORP.
                  PRO FORMA CONSOLIDATED STATEMENTS OF CASH FLOWS
                    THREE MONTHS ENDED MARCH 31, 1998 AND 1997

                                                              March 31,             March 31,
                                                                 1998                  1997
                                                             ----------            ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                 $  402,171            $   8,202
  Adjustments to reconcile net income to
    net cash provided by operations
      Depreciation and amortization                              44,753               21,489
      Deferred income taxes                                     122,209                    -
      Increase in accounts receivable                           (46,304)             (59,770)
      Increase in deposits and prepaid expenses                (114,383)             (63,734)
      Increase (decrease) in accruals and accounts payable      529,379             (205,812)
                                                             ----------            ----------
Net cash provided by (used in) operating activities             937,825             (299,625)

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of fixed assets                                      (98,440)             (48,629)
  Investment in interest bearing deposit                       (300,000)                   -
                                                             ----------            ----------
Net cash used in investing activities                          (398,440)             (48,629)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from line of credit, net of payments                (400,000)             385,580
  Investment in interest bearing deposit                        155,582              (31,557)
                                                             ----------            ----------
Net cash (used in) provided by financing activities            (244,418)             354,023
                                                             ----------            ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                       294,967                5,769

Cash and cash equivalents at beginning of period                 17,861                    -
                                                             ----------            ----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                   $  312,828           $    5,769
                                                             ----------            ----------
                                                             ----------            ----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                              $   37,061           $    3,169
  Taxes paid                                                 $        -           $    5,956



The accompanying note is an integral part of these pro forma consolidated financial statements.

                              COLUMBIA CAPITAL CORP.

                              PRO FORMA INFORMATION

NOTE :   BASIS OF PRESENTATION

     The accompanying unaudited pro forma financial statements ("the Statements") of Columbia Capital Corp. (the "Company") have been prepared in accordance with presentation guidelines set forth for pro forma financial statements. Therefore, they are not historical in nature and do not include all information and footnotes necessary for a fair presentation of financial position and results of operations and cash flows in conformity with generally accepted accounting principles. The Statements are not necessarily indicative of the financial position and results of operations and cash flows that would have been attained if the transactions or events had actually taken place on the date depicted and should be read in conjunction with the related historical financial information. The Statements present the financial position and results of operations and cash flows as if the events, in the following paragraphs, had occurred on January 1, 1996. However, amortization expense for goodwill has not been stated on a pro forma basis, but at its historic value of $32,466 for the eight months beginning May 1, 1997 through December 31, 1997, and $-0- for the year ended December 31, 1996. For the periods ended March 31, 1998 and 1997 amortization expense for goodwill is stated at its historic value of $12,174 and $-0-, respectively. Additionally, accumulated depreciation at December 31, 1997 associated with the restated fixed assets is shown as if amounts accumulated through April 30, 1997 were netted against the restated fixed assets at that date.

     Effective September 23, 1997, the Company acquired all of the common stock (the"FICI Common Stock") of the Company's operating subsidiary, First Independent Computers, Inc. ("FICI") from Messrs. Douglas R. Baetz and Glenn M. Gallant. Pursuant to the terms of the agreement of acquisition of the FICI Common Stock, dated August 29, 1997 (the "Stock Purchase Agreement"), Messrs. Gallant and Baetz received 10,631,250 shares of Common Stock (after the Company effectuated a 1 for 2 reverse stock split of its Common Stock) in exchange for the FICI Common Stock, which represented approximately 85% of the Company's then issued and outstanding Common Stock. In connection with the closing of the Stock Purchase Agreement, the Company issued 618,750 shares of Common Stock to Baytree Associates, Inc., a third party which is not an affiliate of Messrs. Baetz and Gallant, as a fee for services rendered to the Company for arranging the transactions which are the subject of the Stock Purchase Agreement.

     On April 30, 1997, Messrs. Baetz and Gallant purchased all of the issued and outstanding FICI Common Stock then owned by Security Shares, Inc., a bank holding company, for $1,600,000. The transaction was accounted for utilizing "push-down accounting," whereby all assets and liabilities of FICI were restated at their estimated market value on the purchase date. The excess of the total acquisition cost over the fair value of net assets acquired was recorded as goodwill. Total restated assets at May 1, 1997 amounted to $2,174,670, which included $973,924 in goodwill to be amortized over an estimated benefit period of twenty (20) years. Goodwill amortization expense amounts to $4,058 monthly.

                              COLUMBIA CAPITAL CORP.

                              PRO FORMA INFORMATION

NOTE:     BASIS OF PRESENTATION - CONTINUED

     The Statements have been presented, for accounting purposes, as a recapitalization of FICI, with FICI as the acquirer of the Company. Further, in connection with the transactions relating to the Stock Purchase Agreement and the acquisition of the FICI Common Stock by Messrs. Baetz and Gallant, such persons obtained a controlling interest in FICI and, thereafter, the Company. Therefore, for accounting purposes, these transactions are deemed to be transactions between entities under common control. Accordingly, the business combination between the Company and FICI was accounted for in a manner similar to a pooling of interests, whereby the accounts of the entities involved were not revalued, rather they were combined at their historical basis. The Company's historical consolidated financial statements were restated to include the results of operations of FICI from May 1, 1997, the acquisition date of FICI by Messrs. Baetz and Gallant. There were no adjustments to net assets of the combining companies necessary for either to adopt the same accounting practices.